Exhibit 99.1

BITFARMS LTD.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS & MANAGEMENT INFORMATION

CIRCULAR

June 30, 2025 at 10:00 a.m. (EST)

To be held virtually at

https://virtual-meetings.tsxtrust.com/en/1795

BITFARMS LTD.

110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares (“Common Shares”) of Bitfarms Ltd. (the “Corporation”) will be held virtually at the following web link: https://virtual-meetings.tsxtrust.com/en/1795 (password: bitfarms2025) on June 30, at 10:00 a.m. (EST) for the following purposes, all as more particularly described in the enclosed management information circular (the “Circular”):

1.	to receive the Corporation’s consolidated financial statements for the years ended December 31, 2024, and December 31, 2023, and the report of the auditors thereon;

2.	to elect the directors of the Corporation for the ensuing year;

3.	to appoint the auditors and to authorize the directors to fix their remuneration;

4.	to consider and, if deemed advisable, pass an ordinary resolution, the full text of which is set forth in the accompanying Circular, to approve a new omnibus incentive plan of the Corporation;

5.	to consider and, if deemed advisable, pass a special resolution, the full text of which is set forth in the accompanying Circular, to approve the future consolidation of the Common Shares on the basis of one (1) post-consolidation Common Share for up to ten (10) pre-consolidation Common Shares, if, and at such time following the date of the Meeting, as may be determined by the board of directors of the Corporation in its sole discretion, as more particularly described in the Circular; and

6.	to transact such further and other business as may be properly brought before the Meeting or any adjournment or postponement thereof.

The board of directors (the “Board”) has fixed May 27, 2025 as the record date (the “Record Date”) for determining the Shareholders who are entitled to receive notice of and vote at the Meeting. Only Shareholders whose names have been entered in the registers of the Corporation as at the close of business on the Record Date will be entitled to receive notice of and vote at the Meeting.

Voting

We are inviting Shareholders to participate in the Meeting by accessing the virtual meeting platform at URL https://virtual-meetings.tsxtrust.com/en/1795 Password: bitfarms2025 (case sensitive). Participants should join at least ten (10) minutes prior to the scheduled start time. Shareholders will have an equal opportunity to participate at the Meeting through this method regardless of their geographic location.

All Shareholders may attend the Meeting virtually or be represented by proxy. Shareholders are requested to complete, date and sign the enclosed form of proxy and return it in the envelope provided. To be effective, the enclosed form of proxy or voting instruction form must be deposited with TSX Trust Company by mail delivery at 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1, or by facsimile at (416) 595-9593. In order to be valid and acted upon at the Meeting, the duly completed form of proxy must be received prior to 10:00 a.m. (Toronto time) on June 26, 2025 (the “Proxy Deadline”) or be deposited with the Corporate Secretary of the Corporation before the commencement of the Meeting or of any adjournment thereof. Notwithstanding the foregoing, the Chair of the Meeting has the discretion to accept proxies received after such deadline.

A “beneficial” or “non-registered” Shareholder will not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his/her/its broker; however, a beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Only Shareholders as of the Record Date are entitled to receive notice of and vote at the Meeting.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

Shareholders are reminded to review the Circular before voting.

DATED May 23, 2025

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Brian Howlett”
Brian Howlett
Chairman of the Board of Directors

BITFARMS LTD.

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Information Circular (this “Circular”) is furnished in connection with the solicitation by the management of Bitfarms Ltd. (the “Corporation”) of proxies to be used at the annual general and special meeting (the “Meeting”) of the holders (the “Shareholders”) of common shares of the Corporation (“Common Shares”) to be held at the time and place and for the purposes set out in the Notice of Meeting. It is expected that the solicitation will be made primarily by mail. However, officers and employees of the Corporation may also solicit proxies by telephone, e-mail or in person. These persons will receive no compensation for such solicitation, other than their ordinary salaries or fees. The total cost of solicitation of proxies will be borne by the Corporation. Pursuant to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), arrangements have been made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy-related materials to the beneficial owners of the Common Shares. See “Appointment and Revocation of Proxies – Notice to Beneficial Holders of Shares” below. The Corporation will provide, without cost to such person, upon request to the Corporate Secretary of the Corporation, additional copies of the foregoing documents for this purpose.

NOTICE AND ACCESS

The Corporation has elected to use the notice-and-access process (“Notice-and-Access”) that came into effect on February 11, 2013 under NI 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) and National Instrument 51-102 – Continuous Disclosure Obligations, for distribution of this Circular and other meeting materials to registered Shareholders of the Corporation and Non-Registered Holders (as defined herein).

Notice-and-Access allows issuers to post electronic versions of meeting materials, including circulars, annual financial statements and management discussion and analysis, online, via SEDAR+ and one other website, rather than mailing paper copies of such meeting materials to Shareholders. The Corporation anticipates that utilizing the Notice-and-Access process will substantially reduce both postage and printing costs.

Meeting materials including the Circular and the Corporation’s consolidated financial statements for the years ended December 31, 2024 and 2023 and the Corporation’s management discussion and analysis for the year ended December 31, 2024 and the year ended December 31, 2023 are available on the Corporation’s website at https://investor.bitfarms.com/financial-information, on the Corporation’s SEDAR+ profile at www.sedarplus.ca, on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov/EDGAR and on the website of the Corporation’s registrar and transfer agent at https://docs.tsxtrust.com/2253. For more information regarding the Corporation, please also refer to the Annual Information Form, available on the Corporation’s SEDAR+ profile and on EDGAR.

Although the Circular and related materials (collectively, the “Meeting Materials”) will be posted electronically online, as noted above, the registered Shareholders and Non-Registered Holders (subject to the provisions set out below under the heading “Voting by Beneficial Holders of Shares of the Corporation”) will receive a “notice package” (the “Notice-and-Access Notification”), by prepaid mail, which includes the information prescribed by NI 54-101, and a proxy form or voting instruction form from their respective intermediaries. Shareholders should follow the instructions for completion and delivery contained in the proxy or voting instruction form. Shareholders are reminded to review the Circular before voting.

Management of the Corporation intends to pay for intermediaries to forward the Notice-and-Access Notification to OBOs (as defined herein) under NI 54-101.

Shareholders will not receive a paper copy of the Meeting Materials unless they request paper copies from the Corporation. Hosting a virtual meeting is environmentally beneficial as it eliminates travel, reduces paper use, and minimizes waste. In order to receive a paper copy in time to vote before the meeting, requests for paper copies should be received by the Corporation’s registrar and transfer agent, TSX Trust Company (“TSX Trust”) by 4:00 pm on June 19, 2025. Shareholders who wish to receive paper copies of the Meeting Materials, or who have questions about Notice-and-Access may contact TSX Trust toll free at 1 (866) 600-5869 or email tsxtis@tmx.com.

GENERAL INFORMATION RESPECTING THE MEETING

No person has been authorized to give any information or make any representations in connection with the matters being considered herein other than those contained in this Circular, and, if given or made, any such information or representations should be considered not to have been authorized by the Corporation. This Circular does not constitute the solicitation of a proxy by any person in any jurisdiction in which such solicitation is not authorized or in which the person making such solicitation is not qualified to do so or to any person to whom it is unlawful to make such solicitation.

References in this Circular to the Meeting include any adjournment(s) or postponement(s) thereof.

The Corporation’s consolidated financial statements are reported in United States dollars, the functional currency. In this Circular, unless otherwise indicated, all dollar amounts (“$” or “C$”) are expressed in Canadian dollars and references to “US$” or “US” are in United States dollars.

Except where otherwise indicated, the information contained herein is stated as of May 23, 2025.

Electronic copies of this Circular, consolidated financial statements of the Corporation for the years ended December 31, 2024 and December 31, 2023 (the “Financial Statements”) and management discussion and analysis for 2024 and 2023 (the “MD&A”) may be found on the Corporation’s SEDAR+ profile at www.sedarplus.ca and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov/EDGAR.

Shareholders are reminded to review this Circular before voting.

Shareholders may also obtain paper copies of the Financial Statements and the MD&A free of charge by contacting TSX Trust Company at (416) 342-1091 or 1 (866) 600-5869 or upon request to the Canada, General Counsel and Corporate Secretary at legal@bitfarms.com. Further information on the Corporation is available in the Annual Information Form, available on the Corporation’s SEDAR+ profile and on EDGAR.

VOTING AT THE VIRTUAL MEETING

The Meeting will be hosted virtually via live audio webcast at https://virtual-meetings.tsxtrust.com/en/1795 (password: bitfarms2025).

Registered Shareholders entitled to vote at the Meeting may attend and vote at the Meeting virtually by following the steps listed below:

1.	Type in https://virtual-meetings.tsxtrust.com/en/1795 on your browser at least 15 minutes before the Meeting starts.

2.	Click on “I have a control number/ meeting access number”.

3.	Enter your 12-digit control number (on your proxy form) as your Username.

4.	Enter the password: bitfarms2025 (case sensitive).

5.	When the polls are opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

Beneficial Shareholders entitled to vote at the Meeting may vote at the Meeting virtually by following the steps listed below:

1.	Appoint yourself as proxyholder by writing your name in the space provided on the form of proxy or VIF.

2.	Sign and send it to your intermediary, following the voting deadline and submission instructions on the VIF.

3.	Obtain a control number by contacting TSX Trust Company by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found here https://www.tsxtrust.com/resource/en/75.

4.	Type in https://virtual-meetings.tsxtrust.com/en/1795 on your browser at least 15 minutes before the Meeting starts.

5.	Click on “I have a control number/ meeting access number”.

6.	Enter the control number provided by tsxtrustproxyvoting@tmx.com

7.	Enter the password: bitfarms2025 (case sensitive).

8.	When the polls are opened, click on the “Voting” icon. To vote, simply select your voting direction from the options shown on screen and click Submit. A confirmation message will appear to show your vote has been received.

If you are a registered shareholder and you want to appoint someone else (other than the Management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You or your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found here https://www.tsxtrust.com/resource/en/75.

If you are a non-registered shareholder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found here https://www.tsxtrust.com/resource/en/75.

Guests can also listen to the Meeting by following the steps below:

1.	Type in https://virtual-meetings.tsxtrust.com/en/1795 on your browser at least 15 minutes before the Meeting starts. Please do not do a Google Search.

2.	Click on “I am a Guest”.

If you have any questions or require further information with regard to voting your Shares, please contact TSX Trust Company toll-free in North America at 1-866-600-5869 or by email at tsxtis@tmx.com.

APPOINTMENT AND REVOCATION OF PROXIES

Appointment of Proxy

A Shareholder who does not plan on attending the Meeting in person is requested to complete and sign the enclosed form of proxy and to deliver it to TSX Trust Company: (i) by mail delivery to 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1; or (ii) by facsimile at (416) 595-9593. In order to be valid and acted upon at the Meeting, the form of proxy must be received no later than 10:00 a.m. (Toronto time) on June 26, 2025 or be deposited with the Corporate Secretary of the Corporation before the commencement of the Meeting or any adjournment thereof. The deadline for the deposit of proxies may be waived or extended by the Chair of the Meeting at his discretion, without notice.

If you are a non-registered holder of Common Shares and have received these materials through your broker, custodian, nominee or other intermediary, please complete and return the form of proxy or voting instruction form provided to you by your broker, custodian, nominee or other intermediary in accordance with the instructions provided therein.

The document appointing a proxy must be in writing and executed by the Shareholder or his attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

A Shareholder submitting a form of proxy has the right to appoint a person (who need not be a Shareholder) to represent him or her at the Meeting other than the persons designated in the form of proxy furnished by the Corporation. To exercise that right, the name of the Shareholder’s appointee should be legibly printed in the blank space provided. In addition, the Shareholder should notify the appointee of the appointment, obtain his or her consent to act as appointee and instruct the appointee on how the Shareholder’s Common Shares are to be voted.

Shareholders who are not registered shareholders of the Corporation should refer to “Notice to Beneficial Holders of Common Shares” below.

Revocation of Proxy

A Shareholder who has submitted a form of proxy as directed hereunder may revoke it at any time prior to the exercise thereof. If a person who has given a proxy personally attends the Meeting at which that proxy is to be voted, that person may revoke the proxy and vote in person. In addition to the revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or his attorney or authorized agent and deposited with TSX Trust Company at any time up to 10:00 a.m. (Toronto time) on June 26, 2025: (i) by mail delivery to Suite 301 – 100 Adelaide Street West, Toronto, Ontario M5H 4H1; or (ii) by facsimile to (416) 595-9593, or deposited with the Corporate Secretary of the Corporation before the commencement of the Meeting, or any adjournment thereof, and upon either of those deposits, the proxy will be revoked.

Notice to Beneficial Holders of Common Shares

Only registered Shareholders or proxyholders duly appointed by registered Shareholders are permitted to vote at the Meeting. Most Shareholders of the Corporation are “non-registered” shareholders because the Common Shares they own are not registered in their names but are instead registered in the name of a brokerage firm, bank or other intermediary or in the name of a clearing agency. Shareholders who do not hold their Common Shares in their own name (referred to herein as “Beneficial Shareholders”) should note that only registered Shareholders are entitled to vote at the Meeting. If Common Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Common Shares will not be registered in such Shareholder’s name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co Trust (the registration name for CDS Clearing and Depositary Services Inc., which company acts as nominee for many Canadian brokerage firms). In the United States, the majority of such Common Shares are registered in the name of Cede & Co., the nominee for the Depository Corporation Company, which is the United States equivalent of CDS Clearing and Depository Services Inc. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Common Shares for the brokers’ clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

Regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of Shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder (i.e. the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate the responsibility for obtaining instructions from clients to Broadridge Financial Solutions Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote Common Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Common Shares must be communicated to Broadridge well in advance of the Meeting) in order to have the Common Shares voted.

The notice-and-Access Notification is being sent to both registered Shareholders and indirectly to Beneficial Shareholders. Beneficial Shareholders fall into two categories – those who object to their identity being known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”).

Although Beneficial Shareholders may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of their broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered Shareholder and vote the Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered Shareholder should enter their own names in the blank space on the proxy or voting instruction card provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

All references to Shareholders in this Circular, instrument of proxy and Notice of Meeting are to registered shareholders of the Corporation unless specifically stated otherwise.

Voting

Common Shares represented by any properly executed proxy in the accompanying form will be voted for or against, or withheld from voting, as the case may be, on any ballot that may be called for in accordance with the instructions given by the Shareholder. In the absence of such direction, such Common Shares will be voted in favour of the matters set out herein.

The accompanying form of proxy confers discretionary authority on the persons named in it with respect to amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting. As of the date hereof, management of the Corporation is not aware of any such amendments, variations or other matters which may come before the Meeting. In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of management of the Corporation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an executive officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for election as a director of the Corporation nor any associate of any such director, director nominee or officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in this Circular.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized share capital of the Corporation consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preferred Shares without par value. The Corporation’s Common Shares are listed on the TSX and on the Nasdaq Stock Market under the symbol “BITF”.

As at close of business on May 22, 2025, there are 555,961,590 Common Shares issued and outstanding and nil Class A Preferred Shares outstanding. Each Common Share entitles the holder thereof to one vote on all matters to be acted upon at the Meeting.

The Corporation has fixed the close of business on May 27, 2025 (the “Record Date”) as the record date. Shareholders whose names have been entered in the register of Shareholders at the close of business on the Record Date will be entitled to receive notice of, and to vote, at the Meeting or any adjournments or postponements thereof. Persons registered on the books of the Corporation at the close of business on the Record Date and persons who are transferees of any Common Shares acquired after such Record Date and who have produced properly endorsed certificates evidencing such Common Shares or who otherwise establish ownership thereof and demand, not later than ten (10) days before the Meeting, that their names be included in the list of Shareholders, are entitled to vote at the Meeting.

To the knowledge of the directors and officers of the Corporation, as at the date of this Circular, no person or corporation beneficially owns, directly or indirectly, or exercises control or direction over, 10% or more of the Common Shares other than as set forth below:

Name of Shareholder	Number of Common Shares(1)(2)	Percentage of Common Shares(1)(2)
Riot Platforms, Inc.	90,110,912	16.21%

Notes:

(1)	The information as to Common Shares beneficially owned, controlled or directed, not being within the knowledge of the Corporation, has been obtained by the Corporation from publicly disclosed information and/or furnished by the relevant Shareholder.
(2)	On a non-diluted basis.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the board of directors of the Corporation (the “Board”), the only matters to be brought before the Meeting are those matters set forth in the accompanying Notice of Meeting.

1.	Receipt of Financial Statements

The financial statements of the Corporation for the fiscal years ended December 31, 2024 and December 31, 2023 and the report of the auditors thereon, will be submitted to the Meeting. Receipt at the Meeting of the auditor’s report and the Corporation’s audited financial statements for the fiscal years ended December 31, 2024 and December 31, 2023 will not constitute approval or disapproval of any matters referred to therein.

2.	Election of Directors

The Corporation’s articles provide that the Board will consist of a minimum of one (1) and a maximum of ten (10) directors. The Board currently consists of six (6) directors. At the Meeting, Shareholders will be asked to consider, and, if thought fit, approve with or without variation a resolution re-electing the six (6) current members of the Board, namely: Benjamin Gagnon, Brian Howlett, Edith Hofmeister, Fanny Philip, Amy Freedman and Andrew J. Chang. Except for Amy Freedman, all nominated directors have each previously been elected as a director of the Corporation at a Shareholders’ meeting for which a circular was issued.

Due to an executive transition, following which Geoffrey Morphy departed from his role as Chief Executive Officer and director of the Corporation, and Nicolas Bonta and Andres Finkielsztain departed from their roles as directors of the Corporation, five (5) of the six (6) directors are now independent. This reflects the Corporation's ongoing commitment to aligning its leadership structure with its strategic priorities and ensuring a seamless transition during this period of organizational change.

Shareholders have the option to (i) vote for all of the directors of the Corporation listed in the table below; (ii) vote for some of the directors and withhold for others; or (iii) withhold for all of the directors. Unless otherwise instructed, proxies and voting instructions given pursuant to this solicitation by the management of the Corporation will be voted FOR the election of each of the proposed nominees set forth in the table below.

Management has no reason to believe that any of the nominees will be unable to serve as a director. However, if any proposed nominee is unable to serve as a director, the individuals named in the enclosed form of proxy will be voted in favour of the remaining nominees, and may be voted in favour of a substitute nominee unless the Shareholder has specified in the proxy that the Common Shares represented thereby are to be withheld from voting in respect of the election of directors.

The following Section states the name of each person nominated by management for election as directors, such person’s principal occupation or employment, period of service as a director of the Corporation, and the approximate number of voting securities of the Corporation that such person beneficially owns, or over which such person exercises direction or control:

ELECTION OF DIRECTORS

Current Directors

The following sets out information regarding the current Board.

Benjamin Gagnon(1)

Province/State and Country of Residence	San José, Costa Rica

Principal Occupations (2)	●	Chief Executive Officer of the Corporation (2024 – present)

	●	Chief Mining Officer of the Corporation (2021 – 2024)

	●	Director of Mining Operations of the Corporation (2019 – 2021)

Director Since	August 12, 2024

Common Shares Owned or Controlled(3)	293,667

Benjamin (Ben) Gagnon serves as the Chief Executive Officer, as a director of the Corporation, and as a member of the Environmental and Social Responsibility Committee. Mr. Gagnon started his career at Bitfarms as Director of Business Development in 2019 and was promoted to the Director of Mining Operations in 2020 and Chief Mining Officer in 2021. Mr. Gagnon is a proven strategy and people focused executive in the Bitcoin Mining space. At Bitfarms, he has overseen the development and execution of the Corporation’s growth strategy, which has driven organic growth, captured market share in Bitcoin Mining and diversified and strengthened the Corporation’s energy assets. Mr. Gagnon brings in a deep familiarity with all aspects of operations at Bitfarms, having worked intimately with every department, as well as extensive leadership experience from previous executive roles with cryptocurrency Mining companies. His successful track record overseeing the growth of Bitfarms’ Mining operations and integration of new technologies amidst a rapidly evolving landscape has been critical to Bitfarms’ value creation strategy, which includes diversification into synergistic new areas like energy generation, heat recycling, energy trading and HPC (high performance computing) for AI, as well as execution of strategies related to the 2028 halving event. Prior to joining Bitfarms, Mr. Gagnon founded and operated two Bitcoin Mining companies, holding roles as Chief Executive Officer, Chief Mining Officer and Chief Technology Officer. Mr. Gagnon earned his M.Sc. in Internet Computing from Hong Kong University and has a B.Sc. in Economic Consulting and International Business from the Kelley School of Business at Indiana University. In addition, Mr. Gagnon currently serves as co-chair of the Canadian Blockchain Consortium's Infrastructure Committee (formerly Mining Committee) and is a lead analyst for the Bitcoin Mining Council.

Brian Howlett, CPA

Province/State and Country of Residence	Ontario, Canada

Principal Occupations (2)	●	Independent Chairman of the Corporation (2024 – present).

	●	Lead Director of the Corporation (2020 – 2024).

	●	Chairman, Rocky Shore Gold Ltd. (2025 – present)

	●	Director, Voyageur Mineral Explorers Corp. (2025 – present)

	●	President, Chief Executive Officer and Director of Hemlo Explorers Inc. (TSXV: HMLO), a natural resource exploration and development company (2020 – 2025).

	●	Director of Nighthawk Gold Corp. (TSX:NHK / OTCQX:MIMZF), a gold development company (2016 – 2024).

	●	President, Chief Executive Officer and Director of Copper Road Resources Inc. (TSXV: CRD), a copper exploration company (2014 – 2021).

	●	President, Chief Executive Officer and Director of Voyageur Mineral Explorers Corp. (CSE: VOY), a mineral exploration company (2020 – 2021).

	●	President, Chief Executive Officer and Director of Dundee Sustainable Technologies Inc. (CSE: DST), a metallurgical process company (2015 – 2020).

Director Since	April 17, 2020

Common Shares Owned or Controlled(3)	44,249

Brian Howlett serves as the independent Chair of the Board, and a member of the Audit Committee. While they were active, he also served as Chair of the Special Committee (as defined below), a member of the Special Executive Search Committee (as defined below) and a member of the Special Governance Investigation Committee (as defined below). Mr. Howlett is a seasoned public company senior executive with more than thirty-five years of experience in operational and financial leadership. His extensive service as senior officer and director of public companies equips him with valuable insights to oversee Bitfarms’ operations. As a Chartered Professional Accountant (CPA), he also contributes to the Board’s oversight of financial reporting, internal controls and risk management. Mr. Howlett also serves on the board of two junior mining companies and has formerly served as C-Suite Executive and board member in several publicly listed companies, including Dundee Sustainable Technologies Inc. and Nighthawk Gold Corp., among others. Mr. Howlett graduated in 1982 with a B. Comm. in Finance from Concordia University and received his CMA designation in 1989 which became a CPA designation 2022.

Edith Hofmeister, JD(1)(4)(5)(6)

Province/State and Country of Residence	California, USA

Principal Occupations (2)	●	Independent Director of the Corporation (2022 – present).

	●	Director of Osisko Gold Royalties (TSX: OR and NYSE: OR), a precious metal royalty company (2022 – present).

	●	Director of Nighthawk Gold Corp., a gold development company (2022 – 2024).

	●	Director of Prime Mining Corp. (TSXV: PRYM), a mineral resource company (2021 – present).

	●	Executive Vice-President Corporate Affairs & General Counsel of Tahoe Resources Inc., an international precious metals mining company (2010 – 2019).

Director Since	November 16, 2022

Common Shares Owned or Controlled(3)	48,816

Edith Hofmeister serves as an independent director of the Corporation, Chair of the Governance and Nominating Committee and the Environmental and Social Responsibility Committee and a member of the Audit Committee and Compensation Committee. While they were active, she also served as Chair of the Special Executive Search Committee and as a member of the Special Committee and Special Governance Investigation Committee. Ms. Hofmeister brings over 25 years of legal, corporate governance and sustainability expertise, with a strong track record of overseeing transformative growth at multinational companies. Having lived or worked in Latin America since 2010, she contributes to the Board her extensive LATAM business experience, due diligence, transactional, risk, anti-corruption and legal compliance expertise. She also served as Executive Vice President Corporate Affairs and General Counsel for Canadian Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a midcap precious metals producer with a US$3.2 billion market cap. She was a best Canadian General Counsel finalist in the category of ESG and led Tahoe’s achievement of best governance award (for a mid-cap Mining company) by the Canadian Society of Corporate Secretaries. Since 2006, Ms. Hofmeister has worked alongside rural and indigenous communities in India, Peru, Guatemala, Mexico and Canada to enhance food, work and water security. Ms. Hofmeister served as the Chair of the International Bar Association’s Business and Human Rights Committee, a group dedicated to promoting high ESG standards in multi-national corporations. She has written and spoken extensively on how corporations can effectively implement the United Nations Guiding Principles on Business and Human Rights to promote respect for human rights and the environment in business operations. Ms. Hofmeister received a Bachelor of Arts degree in international relations from UCLA, a Master of Arts degree in international peace studies from the University of Notre Dame and a Juris Doctor degree from the University of San Francisco.

Fanny Philip, CPA (1)(4)(5)(6)

Province/State and Country of Residence	Gironde, France

Principal Occupations (2)	●	Independent Director of the Corporation (2024 – present).

●

Infrastructure Committee (formerly Mining Committee) Member & President of the Québec Chapter of Canadian Blockchain Consortium, a non-profit organization for Canada’s blockchain technology ecosystem (2022 – present).

	●	Founder and President, MTI Conseils Inc., an accounting and advisory firm (2021 – present).

	●	General Director (2021 – present) and Director of Administration and Finance (2020 – 2021) of SOVIAGO, a meat distribution company leader in South-West France.

●

Chief Operating Officer (2022 – 2024), Chief Financial Officer (2020 – 2021), Vice President of Finance (2021), of SATO Technologies Corp. (TSXV:SATO), a digital assets mining and infrastructure company.

	●	Associate Partner of Bois Montpetit S.E.N.C.R.L., a public accounting and tax advisory firm (2018 – 2020).

Director Since	June 27, 2024

Common Shares Owned or Controlled(3)	2,000

Fanny Philip serves as an independent director of the Corporation, Chair of the Audit Committee and Compensation Committee, and member of the Governance and Nominating Committee and the Environmental and Social Responsibility Committee. While it was active, she also served as a member of the Special Committee. Ms. Philip is a CPA auditor and recognized leader Digital Assets, Energy and Infrastructure ecosystem since 2019, and contributes to the Board her deep expertise in finance, public accounting, audit, and strategic mergers and acquisitions. Her extensive knowledge of the North American and European energy sectors, mining and AI provide valuable perspectives to the Board’s oversight of the Corporation’s expansion strategies. She is the founder and president of MTI Conseils Inc., an accounting firm that provides outsourced accounting, advisory services and Chief Financial Officer services. Ms. Philip brings over 10 years of assurance and accounting expertise mainly in audit and public issues. Formerly, she was the Chief Operating Officer of SATO Technologies Corp. (TSXV: SATO, OTCQB: CCPU.F) and the Chief Financial Officer and VP Finance of Canada Computational Unlimited Inc. As a former C-suite Executive at a publicly traded company and recognized leader, she engages extensively in education and industry representation, advocating for regulatory changes and fostering a deeper understanding of the sector’s complexities among stakeholders, especially on reporting and financial matters. She is, since 2022, a member of the Infrastructure Committee (formerly Mining Committee) of the Canadian Blockchain Consortium and the President of its Québec Chapter. She was rewarded as one of the ‘’Most Inspirational Women in Web3 & AI’’ (2024) by Forbes Web3, 100 Davos Women and World Leaders in Data and AI. She currently serves as General Director at SOVIAGO, where she oversees financial reporting and compliance, and she has been instrumental in various strategic acquisitions and in securing various public funding mainly from the European Regional Development Fund. Ms. Philip graduated in 2010 with a Trilingual Bachelor of Business Administration (B.B.A) (English, Spanish and French) and in 2013 with a Specialized Graduate Diploma (DESS) in public accounting – CA, both from HEC Montréal. She received her Chartered Accountant designation in 2014 which became a Chartered Professional Accountant auditor designation in 2022.

Amy Freedman(5)(6)

Province/State and Country of Residence	Ontario, Canada

Principal Occupations (2)	●	Independent Director of the Corporation (2024 – present).

	●	Partner at Longacre Square Partners., a strategy and communications firm (present).

	●	Chief Executive Officer of Kingsdale Advisors, a shareholder services and advisory firm (2017 – 2021).

	●	Executive Vice President of Kingsdale Advisors, a shareholder services and advisory firm (2014 – 2021).

	●	Partner at Ewing Morris and Co. Partners Ltd., an investment firm (2022 – 2023).

Director Since	September 23, 2024

Common Shares Owned or Controlled(3)	None

Amy Freedman serves as an independent director of the Corporation, and as a member of the Governance and Nominating Committee and the Compensation Committee. Amy Freedman is a corporate governance and public capital markets expert with over 25 years of experience. Ms. Freedman is currently a Partner and Head of Canada at Longacre Square Partners, a leading North American strategic advisor in matters of shareholder activism, crisis communications and corporate governance. Prior to joining Longacre, Ms. Freedman was an independent consultant providing advisory services. Ms. Freedman was a Partner and Head of Engagement Fund Investing at Ewing Morris from January 2022 to December 2023 and continued as a consultant through 2024. Previously, Ms. Freedman was the Chief Executive Officer of Kingsdale Advisors, a leading shareholder services and advisory firm, from January 2017 to December 2021. She joined Kingsdale Advisors as an Executive Vice President in 2014. Prior to joining Kingsdale Advisors, Ms. Freedman spent over 15 years in capital markets as an investment banker with global firms including Stifel Financial Corp. (NYSE: SF) and Morgan Stanley (NYSE: MS). Ms. Freedman is a director of the following public companies: (a) Mandalay Resources Corporation (TSX: MND, OTCQB: MNDJF) since May 2016; (b) Irish Residential Properties REIT plc (ISE: IRES) since May 2024; and (c) American Hotel Income Properties REIT LP (TSX: HOT.UN, HOT.U) since October 2023. Ms. Freedman was also a director on the board of (a) Canaccord Genuity Group Inc. (TSX: CF) from March 2023 to August 2024, and (b) Park Lawn Corporation (TSX: PLC) from June 2020 to August 2022. Ms. Freedman holds an MBA and JD from the University of Toronto.

Andrew J. Chang(1)

Province/State and Country of Residence	New Jersey, USA

Principal Occupations (22)	●	Independent Director of the Corporation (2024 – present).

	●	Co-Founder of Lynx Collective, a startup founder advisory and services provider (2023 – present)

	●	Self-employed (Advisor/Consultant) (2021 – present)

	●	Chief Operating Officer, of Paxos, a financial institution and technology company specializing in blockchain technology (2014 – 2021)

Director Since	November 20, 2024

Common Shares Owned or Controlled(3)	None

Andrew J. Chang serves as an independent director of the Corporation. Mr. Chang is a seasoned executive and entrepreneur with extensive experience in the cryptocurrency and blockchain industry. He served as the Chief Operating Officer at Paxos for over 7 years, where he played a pivotal role in growing the company from a small startup to a $2.4 billion valuation. During his tenure, Mr. Chang oversaw the launch of the first regulated blockchain-focused trust company. His expertise lies in navigating complex regulatory environments, scaling operations, and creating effective communication frameworks. Prior to Paxos, Mr. Chang held operational and growth positions at Google, Techstars, WPP and several innovative startups. He is currently a co-founder of Lynx Collective and regularly advises and invests in early-stage startups. Mr. Chang holds an MBA from NYU Stern School of Business and a BS from Boston College, bringing a blend of financial technology acumen and technological insight to his roles in the rapidly evolving digital asset space.

Notes to the Director Tables:

(1)	Member of the Environmental and Social Responsibility Committee. Edith Hofmeister serves as Chair.

(2)	Information about principal occupation, business or employment, not being within the knowledge of the Corporation, has been furnished by respective persons set forth above.

(3)	The information with respect to the Common Shares beneficially owned, controlled or directed is not within the direct knowledge of the Corporation and has been obtained from SEDI or furnished by the respective individuals. This table does not include Common Shares underlying unexercised Common Share purchase options (“Options”), warrants and restricted share units (“RSUs”)

(4)	Member of the Audit Committee. Fanny Philip served as Chair. Mr. Brian Howlett served as a Chair until the appointment of Ms. Fanny Philip on September 23, 2024.

(5)	Member of the Compensation Committee. Fanny Philip serves as Chair.

(6)	Member of the Governance and Nominating Committee. Edith Hofmeister serves as Chair.

Meeting Attendance

The Board holds regularly scheduled meetings and ad hoc meetings as required from time to time. In connection with these Board meetings, the committees of the Board may meet independently.

As part of their regularly scheduled meetings, the Board and the Audit Committee typically hold in camera sessions without management present in order to facilitate open and candid discussion.

During the year ended December 31, 2024, the Board held 32 meetings, and the Audit Committee held 5 meetings. At each Audit Committee meeting, the independent directors held in camera sessions at which any non-independent directors and officers invited to the meetings were not present. During the same period, the Governance and Nominating Committee held 3 meetings, the Compensation Committee held 6 meetings, and the Environmental and Social Responsibility Committee held 1 meeting.

During the year ended December 31, 2024, the Board convened the following special committees of independent directors in order to manage, among other matters, the following mandates:

(1)	the “Special Committee”, formed to (i) consider unsolicited proposals from third parties with respect to an acquisition, merger or other transaction related to the business activities of the Corporation or certain of its assets and acquisitions of other companies; and (ii) to conduct strategic alternatives review process and review, consider and respond to any concerns expressed by Shareholders of the Corporation;

(2)	the “Special Executive Search Committee”, formed to perform executive recruitment functions and assist with the selection of executive officers; and

(3)	the “Special Governance Investigation Committee”, formed for the review of certain specialized governance inquiries.

Each of the above committees met numerous times throughout the year ended December 31, 2024, and have been disbanded having fulfilled their mandates.

						Specialized Committees of Independent Directors (1)
Name of Director	Board (32)	Audit (5)	Governance and Nominating (3)	Compensation (6)	Environmental and Social Responsibility (1)	Special Committee (38)	Special Executive Search Committee (16)	Special Governance Investigation Committee (4)
Geoffrey Morphy (2)	7	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Emiliano Joel Grodzki (3)	8	N/A	1	2	1	N/A	N/A	N/A
Nicolas Bonta(4)	16	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Andres Finkielsztain(5)	20	3	1	3	N/A	38	16	N/A
Brian Howlett(6)	32	5	1	3	1	38	16	4
Edith Hofmeister(7)	31	4	3	4	1	38	16	4
Fanny Philip(8)	18	3	2	2	N/A	N/A	N/A	N/A
Benjamin Gagnon(9)	11	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Amy Freedman(10)	6	N/A	2	2	N/A	N/A	N/A	N/A
Andrew J. Chang(11)	3	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	The Special Committee was formed on April 16, 2024 and was disbanded on March 24, 2025; the Special Executive Search Committee was formed on March 29, 2024, and was disbanded on July 3, 2024, and; the Special Governance Investigation Committee was formed on September 3, 2024, and was disbanded on September 23, 2024. The mandates of each of these special committees were satisfied at the time of disbandment.
(2)	Mr. Morphy was appointed to the Board during the annual shareholder meeting held on May 24, 2023. Mr. Morphy ceased to be CEO and Director of the Company on May 12, 2024.
(3)	Mr. Grodzki ceased to be a director on May 31, 2024. Following his departure from the Board, Edith Hofmeister was appointed to the Compensation Committee and Fanny Philip was appointed to the Audit Committee.
(4)	Mr. Bonta ceased to be Director and Chairman of the Board on August 12, 2024 and was replaced as chairman of the Board by Brian Howlett on the same date.
(5)	Mr. Finkielsztain ceased to be Director Board on September 23, 2024. He was a member of the Audit Committee, the Governance and Nominating Committee, the Compensation Committee, the Special Committee, the Special Executive Search Committee and the Special Governance Investigation Committee.
(6)	Brian Howlett was a member of the Governance and Nominating Committee between November 15, 2022 and September 23, 2024, a member of the Compensation Committee between November 15, 2022 and September 23, 2024, a member of the Environmental and Social Responsibility Committee between November 15, 2022 and September 23, 2024. Mr. Howlett was appointed chairman of the Special Committee on March 21, 2024, member of the Special Executive Search Committee on March 29, 2024 and the Special Governance Investigation Committee on September 3, 2024.
(7)	Ms. Hofmeister was a member of the Audit Committee between May 24, 2023, and June 27, 2024, and was re-appointed to the Audit Committee on September 23, 2024. Ms. Hofmeister was appointed to the Compensation Committee on May 31, 2024, and was appointed to the Special Executive Search Committee on March 29, 2024 and the Special Governance Investigation Committee on September 3, 2024. Ms. Hofmeister became Chairman of the Governance Committee on November 15, 2022.
(8)	Ms. Philip joined the Board, on June 27, 2024, and the Audit Committee and Compensation Committee on July 11, 2024 where she became Chair of the Audit Committee on August 12, 2024. Ms. Philip was appointed to the Governance, the Special Committee and the Environmental & Social Responsibility Committee and became chairman of the Nominating Committee on September 23, 2024.
(9)	Mr. Gagnon joined the Board on August 12, 2024, and joined the Environmental and Social Responsibility Committee on September 23, 2024.
(10)	Ms. Freedman joined the Board, the Governance and Nominating Committee, the Compensation Committee, and the Special Committee on September 23, 2024.
(11)	Mr. Chang joined the Board on November 20, 2024 and the Environmental and Social Responsibility Committee on March 24, 2025.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Corporation, no proposed director of the Corporation is, as at the date of this Circular, or within the ten (10) years prior to the date of this Circular been, a director, chief executive officer or chief financial officer of any company (including the Corporation) that:

(a)	while that person was acting in that capacity was subject to:

(i)	a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order), or

(ii)	an order similar to a cease trade order, or

(iii)	an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than thirty (30) consecutive days (an “Order”); or

(b)	was subject to an Order that was issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

To the knowledge of the Corporation, no proposed director of the Corporation (or any personal holding company of any such individual) is, or within the ten (10) years prior to the date of this Circular has:

(a)	been a director or executive officer of any corporation that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver manager or trustee appointed to hold its assets; or

(b)	become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets such individual.

Except as described below, to the knowledge of the Corporation, no proposed director of the Corporation (or any personal holding company of any such individual) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision:

Minto Metals Corporation was placed in receivership in July of 2023 by order of the British Columbia Supreme Court. Edith M. Hofmeister was a director on the Board of Minto Metals Corporation between November 2021 and February 2023.

3.	Appointment of Auditors

PricewaterhouseCoopers LLP (“PwC”) are the independent registered certified auditors of the Corporation. PwC was first appointed as auditor of the Corporation on June 18, 2020. Management of the Corporation intends to nominate PwC for re-appointment as auditors of the Corporation.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to re-appoint PwC to serve as auditors of the Corporation until the next annual meeting of Shareholders and to authorize the directors of the Corporation to fix their remuneration as such. To be adopted, this resolution is required to be passed by the affirmative vote of a majority of the votes cast at the Meeting.

Unless the Shareholder has specifically instructed that his or her Common Shares are to be withheld from voting in connection with the appointment of PwC, the persons named in the accompanying proxy intend to vote FOR the re-appointment of PwC as the auditors of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the Board to fix their remuneration.

4.	Approval of the Long-Term Equity Incentive Plan

As part of an ongoing review of the Corporation’s compensation strategies, the Board has determined that it is advisable to adopt a new form of omnibus equity incentive plan (the “LTIP”), a copy of which is attached as Schedule “B” to this Circular, which shall supersede and replace the Corporation’s existing long term incentive plan (the “Old LTIP”).

Background

The Company currently maintains the Old LTIP, which is a rolling plan pursuant to which stock options (“Options”) and restricted share units (“RSUs”) may be issued, up to a maximum amount of Options and RSUs which together equal 10% of the Common Shares issued and outstanding at the time of any grant. Following a review by the Compensation Committee and the Board, it was determined that the adoption of a new long-term incentive plan, under which performance share units (“PSUs”) and deferred share units (“DSUs”) may be awarded, would provide a more balanced approach to incentive compensation through awards tied to longer-term growth.

The Board, on the recommendation of the Compensation Committee, approved the LTIP on May 13, 2025. In accordance with the requirements of the TSX, all security based compensation arrangements must be approved by an ordinary resolution of all Shareholders. Accordingly, Shareholders will be asked to approve the LTIP at the Meeting.

Overview of the LTIP

Consistent with the Old LTIP, the objective of the LTIP is to promote the long-term success of the Corporation and the creation of Shareholder value by: (a) encouraging the attraction and retention of eligible persons under the LTIP; (b) encouraging such eligible persons to focus on critical long-term objectives; and (c) promoting greater alignment of the interests of such eligible persons with the interests of the Corporation. To this end, the LTIP provides for the grant of Options, RSUs, PSUs and DSUs (collectively, the “Compensation Securities”) to eligible persons as further described in the LTIP, a copy of which is attached as Schedule “B” to this Circular.

It is anticipated that the LTIP will supersede the Old LTIP and all future awards of Compensation Securities will be governed by the LTIP. All Compensation Securities currently outstanding under the Old LTIP shall continue to be governed by the Old LTIP.

As of the date of this Circular, there are 29,318,393 Options and 2,920,858 RSUs outstanding under the Old LTIP, leaving a total of 23,356,908 Common Shares available for reservation pursuant to new grants of Compensation Securities under the LTIP. In monitoring and adjusting long-term incentive compensation, the Board takes into account its own observations on individual performance and its assessment of individual contributions to shareholder value, previous option grants and the objectives set for the NEOs. The scale of RSUs, PSUs, DSUs and Options is and will be generally commensurate to the appropriate level of base compensation for each level of responsibility. The Board will consider the overall number of RSUs, PSUs, DSUs and Options that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of RSUs, PSUs, DSUs and Options and the size of such grants.

Summary of the LTIP

The following is a summary of the LTIP, which is qualified in its entirety by the full text of the LTIP attached hereto as Schedule “B”. Capitalized terms used in the summary below and not otherwise defined have the meaning ascribed thereto in the LTIP.

(a)	The aggregate maximum number of Common Shares available for issuance from treasury under the LTIP and any other security-based compensation arrangement of the Corporation at any given time shall not exceed 10% of the outstanding Common Shares as at the date of grant of Compensation Securities. Any Common Shares reserved for Compensation Securities which have been granted under the LTIP and which has been cancelled, repurchased, expired, exercised or terminated in accordance with the terms of the LTIP will again be available under the LTIP;

(b)	Unless disinterested shareholder approval is obtained, the aggregate number of Common Shares for which Compensation Securities under the LTIP may be granted to any one participant under the LTIP in any twelve (12) month period shall not exceed five (5%) percent of the issued and outstanding Common Shares, calculated as of the grant date;

(c)	Unless disinterested Shareholder approval is obtained, the maximum aggregate number of Common Shares issuable to insiders of the Company (as a group) pursuant to the LTIP and any other security-based compensation arrangement of the Corporation shall not exceed 10% of the issued and outstanding Common Shares of the Company at any time;

(d)	Unless disinterested Shareholder approval is obtained, the maximum aggregate number of Common Shares issued to insiders of the Company (as a group) pursuant to the LTIP and any other security-based compensation arrangement of the Corporation in any twelve (12) month period, shall not exceed 10% of the issued and outstanding Common Shares;

(e)	The exercise price of Compensation Securities, if applicable, shall be determined by the Board at the time each Compensation Security is granted, provided that such price shall not be less than the Current Market Price on the grant date;

(f)	Subject to the LTIP, the Board may determine when any Compensation Security will become exercisable and whether the Compensation Security will vest in installments or pursuant to a vesting schedule, subject to the provision that no Compensation Security, may vest before the date that is one year following the date the Compensation Security is granted or issued;

(g)	The maximum term of any Option cannot exceed ten years from the date of the grant;

(h)	In lieu of the exercise price of each Common Share underlying an Option being paid in cash, the Option holder, except persons performing investor relation activities, may elect with the written permission of the Board for a broker-assisted cashless exercise in accordance with the terms of the LTIP;

(i)	In lieu of the exercise price of each Common Share underlying an Option being paid in cash, the Option may be exercised, except Options granted to persons performing investor relations activities, at the discretion of the Option holder and only with the written permission of the Board, by a net exercise whereby the Option holder will receive only the number of Common Shares underlying the Option that is the equal to the quotient obtained by dividing: (a) the product of the number of Options being exercised multiplied by the difference between the VWAP of the underlying Common Shares and the exercise price of the subject Options by, (b) the VWAP of the underlying Common Shares;

(j)	If an Eligible Person’s employment or service is terminated, the Compensation Security granted or issued to such eligible person under the LTIP is subject to certain termination and expiry provisions as further described in the LTIP, depending on whether the Eligible Person was terminated for cause, without cause or as a result of disability or death;

(k)	The unallocated entitlements under the LTIP must be re-approved by Shareholders every three years after institution; and

(l)	In the event of a change of control (as defined in the LTIP), pursuant to which an Eligible Person ceases to be an Eligible Person, all Compensation Securities outstanding shall be immediately exercisable.

A summary of the Old LTIP may be found under “STATEMENT OF EXECUTIVE COMPENSATION – Compensation Discussion and Analysis – Long-Term Incentive Plan”.

“RESOLVED AS AN ORDINARY RESOLUTION, THAT:

1.	The Company’s long term incentive plan, under which up to 10% of the outstanding common shares of the Company may be awarded as share-based compensation to eligible persons, in the form attached as Schedule “B” to the management information circular dated May 23, 2025, is hereby approved and confirmed, and the unallocated entitlements thereunder are approved until May 23, 2028;

2.	Any one director or officer of the Corporation be and the same is hereby authorized, for and on behalf of the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and filings, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.

Unless the Shareholder has specifically instructed that his or her Common Shares are to be withheld from voting in connection with the above resolution, the persons named in the accompanying proxy intend to vote FOR the above resolution. To be effective, the resolution must be passed by the affirmative votes cast by holders or more than 50% of the Common Shares represented in person or by proxy at the Meeting that vote on the resolution.

5.	Approval of Consolidation

Basis for Consolidation

At the Meeting, the Shareholders will be asked to approve a special resolution (the "Common Share Consolidation Resolution") to consolidate all of the Corporation's issued and outstanding Common Shares (the "Consolidation") on the basis of a maximum ratio of 10:1 (the "Ratio"), i.e., not more than ten (10) pre-consolidation Shares for one (1) post-consolidation Share, effective as at the discretion of the Board, provided that the effective date shall be no later than June 30, 2027 (the “Effective Time”).

If the Common Share Consolidation Resolution is approved, the Consolidation will be implemented only upon a determination by the Board that the Consolidation is in the best interests of the Corporation and its shareholders at that time. In connection with any determination to implement a proposed Consolidation, the Board will set the timing for such Consolidation. The special resolution will also authorize the Board to elect not to proceed with, and abandon, the Consolidation at any time if it elects in its sole discretion to do so. The Consolidation is subject to approval by the shareholders and acceptance by the TSX. No further action on the part of the shareholders will be required in order for the Board to implement the Consolidation if the resolution is approved.

Under Nasdaq Stock Market LLC (“Nasdaq”) Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”), a company is required to maintain a minimum share price of US$1.00. The Corporation believes that existing and prospective investors will perceive an investment in the Common Shares more favourably if the Common Shares continue to be listed on Nasdaq. Delisting of the Common Shares from Nasdaq could adversely affect the Corporation’s ability to raise equity financing, as and when needed, and may increase the dilution that existing Shareholders would experience as a result of any such equity financing or other transaction involving the future issuance of Common Shares. The proposed Consolidation would facilitate the Corporation’s continued compliance with the policies of the Nasdaq and, specifically, the Minimum Bid Price Requirement. There have been a number of benefits to the Corporation as a result of listing on the Nasdaq, including:

(i)	Expansion of the Corporation’s investor base;

(ii)	Increased access to a larger domestic and global financial market;

(iii)	Greater coverage by industry and financial analysts; and

(iv)	The ability to disseminate information regarding the Corporation’s financial performance, business milestones and other information to a larger audience.

The Corporation also believes that the Consolidation may lead to an increase in the trading price of the Common Shares, as it could potentially heighten the interest of the analyst and financial community in the Corporation and potentially broaden the pool of potential investors in the Common Shares, including certain institutional investors. Investors may also benefit from lower trading costs associated with a higher trading price for post-Consolidation Common Shares. Many investors pay commissions based on the number of Common Shares traded when they buy or sell Common Shares. If the trading price for post-Consolidation Common Shares is higher, Shareholders may pay lower commissions to trade a fixed dollar amount of post-Consolidation Common Shares than they would if they traded the same dollar amount of pre-Consolidation Common Shares. The proposed Ratio will help Directors to mitigate potential dilution, depending on the circumstances under which the Consolidation is implemented.

Accordingly, the Corporation is seeking approval by the shareholders of the Common Share Consolidation Resolution. If the Common Share Consolidation Resolution is approved, it would be valid until the Effective Time (being the date which is two years from the date of the Meeting).

Risks of the Consolidation

There is no assurance that the market price of the consolidated Common Shares will increase as a result of the Consolidation. The marketability and trading liquidity of the consolidated shares of the Corporation may not improve. The Consolidation may result in some shareholders owning “odd lots” of less than 100 or 1,000 Common Shares, which may be more difficult for such shareholders to sell or which may require greater transaction costs per Common Share to sell.

Principal Effects of the Consolidation

The Consolidation will not have a dilutive effect on the Corporation’s shareholders since each shareholder will hold the same percentage of Common Shares outstanding immediately following the Consolidation as such shareholder held immediately prior to the Consolidation. The Consolidation will not affect the relative voting and other rights that accompany the Common Shares.

If the Board decides to proceed with the Consolidation at some point prior to the Effective Time, the principal effects of the Consolidation will include the following:

(i)	The fair market value of each Common Share may increase and will, in part, form the basis upon which further Common Shares or other securities of the Corporation will be issued (recognizing that the Board may elect to consolidate on the basis of a lesser ratio that it deems appropriate);

(ii)	Based on the 555,961,590 issued and outstanding Common Shares as at May 22, 2025, if a Consolidation were effected at any of the ratios set forth in the table below, the number of issued and outstanding Common Shares would be reduced as follows:

Ratio	Number of Post-Consolidation Common Shares
2 for 1	277,980,795
3 for 1	185,320,530
4 for 1	138,990,398
5 for 1	111,192,318
6 for 1	92,660,265
7 for 1	79,423,084
8 for 1	69,495,199
9 for 1	61,773,510
10 for 1	55,596,159

(iii)	The exercise prices and the number of Common Shares issuable upon the exercise or deemed exercise of any stock options or other convertible or exchangeable securities of the Corporation will be automatically adjusted based on the consolidation ratio selected by the Board; and

(iv)	As the Corporation currently has an unlimited number of Common Shares authorized for issuance, the Consolidation will not have any effect on the number of Common Shares of the Corporation available for issuance.

Effect on Fractional Shareholders

No fractional shares will be issued, and no cash consideration will be paid if, as a result of the Consolidation, a shareholder would otherwise become entitled to a fractional Common Share. After the Consolidation, the then-current shareholders of the Corporation will have no further interest in the Corporation with respect to their fractional Common Shares. This is not, however, the purpose for which the Corporation is effecting the Consolidation.

Effect on Share Certificates

If the Consolidation is approved by the shareholders and implemented by the Board, registered shareholders will be required to exchange their Common Share certificates representing pre-consolidation Common Shares for new Common Share certificates representing the post-Consolidation Common Shares. Following the determination of the Consolidation ratio by the Board and as soon as possible following the effective date of the Consolidation, registered shareholders will be sent a letter of transmittal by the Corporation’s transfer agent, TSX Trust Company (the “Transfer Agent”). The letter of transmittal will contain instructions on how to surrender Common Share certificate(s) representing pre-Consolidation Common Shares to the Transfer Agent. The Transfer Agent will forward to each registered shareholder who has sent the required documents a new Common Share certificate representing the number of post-Consolidation Common Shares to which the shareholder is entitled. Until surrendered, each Common Share certificate representing pre-Consolidation Common Shares will be deemed for all purposes to represent the number of whole post-Consolidation Common Shares to which the holder is entitled as a result of the Consolidation. Shareholders should not destroy any Common Share certificates and should not submit any Common Share certificates until requested to do so. The method of delivery of certificates representing Common Shares and the letter of transmittal, along with all other required documents, will be at the option and risk of the person surrendering them. It is recommended that such documents be delivered by hand to the Transfer Agent, at the address noted in the letter of transmittal, and a receipt obtained therefore, or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

No new Common Share certificates will be issued to a shareholder until such shareholder has surrendered the corresponding pre-Consolidation certificates, together with a properly completed and executed letter of transmittal, to the Transfer Agent. Consequently, following the Consolidation, shareholders will need to surrender their old Common Share certificates before they will be able to sell or transfer their Common Shares. If an old Common Share certificate has any restrictive legends on the back thereof, the new Common Share certificate will be issued with the same restrictive legends.

If the Consolidation is implemented by the Board, intermediaries will be instructed to effect the Consolidation for Non-Registered Holders. However, such intermediaries may have different procedures than registered shareholders for processing the Consolidation. If you hold your Common Shares with such an intermediary and if you have any questions in this regard, the Corporation encourages you to contact your intermediary.

Procedure for Implementing the Share Consolidation

If the Common Share Consolidation Resolution is approved by the shareholders and the Board decides to implement the Consolidation, the Corporation will file Articles of Amendment pursuant to the Business Corporations Act (Ontario) (the “OBCA”) to amend the articles of the Corporation. The Consolidation will become effective on the date shown in the certificate of Amendment issued pursuant to the Act.

In order to complete the Consolidation, regulatory approval from TSX will be required and registered shareholders will be required to return a letter of transmittal in order to receive their post-consolidation shares. Detailed procedures for the Consolidation will be set out in a future press release, if Corporation determines to proceed.

Dissent Rights

Under the Act, shareholders do not have dissent and/or appraisal rights with respect to the Consolidation.

Special Resolution

Pursuant to the OBCA, a share consolidation requires approval of the shareholders by way of a special resolution, being a resolution passed by not less than two-thirds of the votes cast by holders of Common Shares present or represented by proxy at the Meeting. The text of the Common Share Consolidation Resolution to be voted at the Meeting by shareholders is set forth below and if passed, shall be valid until the Effective Time:

“RESOLVED AS A SPECIAL RESOLUTION, THAT:

1.	The articles of the Corporation be amended to change the number of issued and outstanding Common Shares of the Corporation by consolidating the issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for up to ten (10) pre-consolidation Common Shares of the Corporation, or for such other lesser whole or fractional number of existing Common Shares that the directors, in their sole direction, determine to be appropriate (the “Consolidation”), and in the event that the Consolidation would otherwise result in a holder of Common Shares holding a fraction of a Common Share, such holder shall not receive any whole new Common Shares or any cash consideration for each such fraction, such amendment to become effective at a date in the future to be determined by the board of directors of the Corporation (the “Board”) which date shall not be later than June 30, 2025 (the “Effective Time”).

2.	Any director or officer of the Corporation be and is hereby authorized, for and on behalf of the Corporation, to execute and deliver or cause to be delivered Articles of Amendment to the Director under the Business Corporations Act (Ontario) at such time as the Board determines to implement the Consolidation not later than the Effective Time.

3.	Notwithstanding that this special resolution has been duly passed by the holders of the Common Shares, the directors of the Corporation are hereby authorized in their sole discretion to revoke this special resolution in whole or in part at any time prior to its being given effect without further notice to, or approval of, the holders of the Common Shares.

4.	Any one director or officer of the Corporation be and the same is hereby authorized, for and on behalf of the Corporation, to execute or cause to be executed, and to deliver or cause to be delivered, all such documents and filings, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in order to carry out the terms of this resolution, such determination to be conclusively evidenced by the execution and delivery of such documents or the doing of any such act or thing.

The Board recommends that the Shareholders vote FOR the Common Share Consolidation Resolution. To be effective, the Common Share Consolidation Resolution must be approved by the affirmative vote of not less than two thirds or the votes cast by the holders of Common Shares present in person, or represented by proxy, at the Meeting.

6.	Other Matters

Management of the Corporation knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of meeting accompanying this Circular. However, if any other matter properly comes before the Meeting, valid forms of proxy will be voted on such matter in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

Named Executive Officers

The following discussion describes the significant elements of our executive compensation program, with particular emphasis on the process for determining compensation payable to the Corporation’s chief executive officer (“CEO”), chief financial officer (“CFO”), and, other than the CEO and CFO, each of the Corporation’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity whose total compensation was, individually, more than $150,000 (collectively, the “Named Executive Officers” or “NEOs”) for the year ended December 31, 2024. As of December 31, 2024, the NEOs were:

●	Geoffrey Morphy former President and CEO of the Corporation;

●	Jeffrey Lucas, CFO of the Corporation;

●	Benjamin Gagnon, CEO and former Chief Mining Officer of the Corporation;

●	Benoit Gobeil, Former Executive Vice President of Operations and Infrastructure,

●	Philippe Fortier, Executive Vice President Corporate Development

●	Tracy Krumme, Senior Vice President, Head of Investor Relations & Corporate Communications

Compensation Discussion and Analysis

Oversight and description of Directors and NEO Compensation

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Corporation’s compensation philosophy is to foster entrepreneurship at all levels of the organization through, among other things, the granting of Options and RSUs, which will be a significant component of each NEO’s compensation. This approach is based on the assumption that the performance of the Common Share price over the long term is an important indicator of long-term performance.

The Corporation’s compensation philosophy is based on the following fundamental principles:

●	Compensation programs align with Shareholder interests – the Corporation aligns the goals of executives with maximizing long-term Shareholder value;

●	Performance sensitive – compensation for executive officers is linked to operating and market performance of the Corporation and should fluctuate with the performance; and

●	Offer market competitive compensation to attract and retain talent – the compensation program provides market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest calibre.

The objectives of the compensation program in compensating all NEOs has been developed based on the above-mentioned compensation philosophy and aims to:

●	attract and retain highly qualified executive officers;

●	align the interests of NEOs with Shareholders’ interests and with the execution of the Corporation’s business strategy;

●	evaluate NEOs performance on the basis of key measurements that correlate to long-term Shareholder value; and

●	tie compensation directly to those measurements and reward based on achieving and exceeding predetermined objectives.

The Corporation believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. The Corporation’s objective is to establish benchmarks and targets for its NEOs that will enhance Shareholder value if achieved.

Aggregate compensation for each NEO is designed to be competitive. The compensation committee of the Board (the “Compensation Committee”) reviews from time to time the compensation practices of similarly situated companies when considering the Corporation’s NEOs compensation practices. The Compensation Committee reviews each element of compensation for market competitiveness, and although it may weigh a particular element more heavily based on the NEO’s role within the Corporation, it is primarily focused on remaining competitive in the market with respect to total compensation.

From time to time, on an ad hoc basis, the Compensation Committee, along with the head of human resources reviews data related to compensation levels and programs of various companies that are similar in size to the Corporation and operate within technology industries or other emerging sectors. The Compensation Committee also relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Corporation in assessing compensation levels. These other companies are identified in this Circular under the heading “CORPORATE GOVERNANCE – Directorships”.

Compensation Governance

The Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for NEOs compensation and for making recommendations to the Board with respect to the compensation of the Corporation’s NEOs. The Compensation Committee will ensure that total compensation paid to all NEOs is fair, reasonable, and consistent with the Corporation’s compensation philosophy.

From time to time the Compensation Committee makes, and the Board reviews and may approve, recommendations regarding compensation to executive officers and directors. A combination of fixed and variable compensation is used to motivate NEOs to achieve overall corporate goals. The three basic components of the Corporation’s NEOs compensation program are:

●	base salary;

●	annual incentive (bonus) payments; and

●	RSUs and option-based compensation (and, starting in 2025, DSUs and PSUs).

Base salaries are paid in cash and constitute the fixed portion of the total compensation paid to NEOs. Annual incentives comprise the remainder and represent compensation that is “at risk” and thus may or may not be paid to the respective NEO depending on: (i) whether the NEO is able to meet or exceed his or her applicable performance targets; and, (ii) market performance of the Common Shares. With 2024 being a year of management and board transition, no specific formula was developed to assign a specific weighting to each of these components. Instead, the Board had considered each performance target and the Corporation’s performance overall and assigned compensation based on this assessment and the recommendations of the Compensation Committee. Starting in 2025 a revised compensation plan is being put in place with STIP set as a percentage of base salary and a more defined annual scorecard for performance. In addition, LTIP awards will be granted annually with a mix of time based and performance-based awards. This is part of an ongoing effort of the Compensation Committee to ensure compensation is in keeping with best practices, measurably tied to objectives and shareholder value creation.

Base Salary

The Compensation Committee recommends, and the Board approves the salary ranges for the NEOs. The base salary review for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels and practices of similarly situated companies and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. The Corporation may consider comparative data for the Corporation’s peer group that are accumulated from a number of external sources including independent consultants.

Annual Incentive Discretionary Performance Bonus (Cash Bonus) Payments

Cash annual incentive awards are discretionary and based on various personal and company-wide achievements. Performance goals for annual incentive payments are subjective and include achieving individual and corporate targets and objectives, as well as general performance in day-to-day corporate activities, and industry competitive factors.

The Board approves target annual incentive amounts for each NEO at the beginning of each financial year. The Compensation Committee determines target amounts based on a number of factors including comparable compensation of similar companies.

In order to develop a recommendation to the Board regarding annual incentive payments, the Compensation Committee assesses NEO performance subjectively, considering each NEO’s respective success in achieving his or her individual objectives, contributions to the achievement of the Corporation’s goals, and contributions to meeting the needs of the Corporation that arise on a day-to-day basis.

The Board relies heavily on the recommendations of the Compensation Committee in granting annual incentives. However, the Board reserves ultimate discretion in determining whether each NEO has met his or her targets, and has the right make positive or negative adjustments to any annual incentive payment recommended by the Compensation Committee that it deems appropriate.

Long-Term Incentive Plan

Under the Corporation’s Old LTIP, last approved by the Shareholders on April 16, 2024, Options and RSUs have been granted by, and at the discretion of, the Board upon recommendation from the Compensation Committee. Since the time the Corporation adopted the Old LTIP, Options to purchase a total of 44,640,927 Common Shares have been issued to directors, officers, employees and consultants of the Corporation. As of the date of this Circular, a total of 29,318,393 Options and 2,920,858 RSUs are outstanding under the Old LTIP. If the LTIP is approved at the Meeting, all future awards of Compensation Securities will be governed by the LTIP, and all Options and RSUs currently outstanding under the Old LTIP will continue to be governed by the Old LTIP.

Grants of long-term equity incentives are an integral component of the Corporation’s NEO compensation structure. Equity-based awards are a variable element of compensation that allows the Corporation to reward NEOs for their sustained contributions to the Corporation while aligning with share price performance.

In monitoring and adjusting long term incentive compensation, the Board takes into account its own observations on individual performance and its assessment of individual contributions to shareholder value, previous option grants and the objectives set for the NEOs. The scale of RSUs and Options is generally commensurate to the appropriate level of base compensation for each level of responsibility. The Board will consider the overall number of RSUs and Options (and, if the LTIP is approved, DSUs and PSUs) that are outstanding relative to the number of outstanding Common Shares in determining whether to make any new grants of RSUs, PSUs, DSUs and Options and the size of such grants.

The Old LTIP is a rolling incentive plan, under which 10% of the outstanding Common Shares at any given time are available for issuance thereunder. The purpose of the Old LTIP is to advance the interests of the Corporation by (i) providing certain employees, officers, directors, or consultants of the Corporation (collectively, the “Award Holders”) with additional performance incentive; (ii) encouraging Common Share ownership by the Award Holders; (iii) increasing the proprietary interest of the Award Holders in the success of the Corporation; (iv) encouraging the Award Holders to remain with the Corporation; and (v) attracting new employees, officers, directors and consultants to the Corporation.

The following information is intended to be a brief description and summary of the material features of the Old LTIP:

a)	The aggregate maximum number of Common Shares available for issuance from treasury under the Old LTIP and all of the Company’s other security-based compensation arrangements at any given time is 10% of the outstanding Common Shares as at the date of grant of an option under the Old LTIP, subject to adjustment or increase of such number pursuant to the terms of the Old LTIP. Any Common Shares subject to an award (“Award”) of options or RSUs which has been granted under the Old LTIP and which have been cancelled, repurchased, expired or terminated in accordance with the terms of the Old LTIP without having been exercised, or any Award which has been vested or exercised, as applicable, will again be available under the Old LTIP;

b)	Each RSU entitles the holder to receive one Common Share;

c)	The exercise price of an option shall be determined by the Board at the time each option is granted, provided that such price shall not be less than (i) if the Common Shares are listed on the Exchange (as such term is defined in the Old LTIP), the last closing price of the Common Shares on the Exchange; or (ii) if the Common Shares are not listed on the Exchange, in accordance with the rules of the stock exchange on which the Common Shares are listed at the time of the grant; or (iii) if the Common Shares are not listed on any stock exchange, the minimum exercise price as determined by the Board;

d)	The aggregate number of Common Shares reserved for issuance pursuant to awards granted to insiders of the Corporation at any given time, or within a 12-month period, shall not exceed 10% of the total number of Common Shares then outstanding, unless disinterested shareholder approval is obtained. The aggregate number of Common Shares reserved for issuance pursuant to awards granted to any one person or entity within any twelve-month period shall not exceed 5% of the total number of Common Shares then outstanding unless disinterested shareholder approval is obtained;

e)	The aggregate number of Common Shares issued to insiders within any 12-month period, or issuable to insiders at any time, under the Plan and any other security-based compensation arrangement of the Corporation, may not exceed 10% of the total number of issued and outstanding Common Shares during any such period of time;

f)	The total number of Shares issuable pursuant to RSUs to any Participant (as such term is defined in the Old LTIP) under the Old LTIP shall not exceed 1.5% of the issued and outstanding Common Shares at the time of the Award;

g)	Directors, officers, consultants and employees of the Corporation or its subsidiaries, and employees of a person or company which provides management services to the Corporation or its subsidiaries, are eligible to participate in the Old LTIP. Subject to compliance with requirements of the applicable regulators, Awards Holders (as such term is defined in the Old LTIP) may elect to hold Awards granted to them in an incorporated entity wholly owned by them and such entity is bound by the Old LTIP in the same manner as if the Awards were held by the Award Holder;

h)	Award and all rights thereunder shall expire on the date set out in the Award agreement, provided that in no circumstances shall the duration of an Award exceed ten (10) years, or the maximum term permitted by the applicable regulators;

i)	If any Awards expire during a period when trading of the Corporation’s securities by certain persons as designated by the Corporation is prohibited or within 10 business days after the end of such a period, the term of those Awards will be extended to 10 business days after the end of the prohibited trading period, unless such extension is prohibited by any applicable law or the policies of the applicable regulators;

j)	The Board may determine when any Award will become exercisable and may determine that the Award will be exercisable immediately upon the date of grant, or in instalments or pursuant to a vesting schedule. However, unless the Board determines otherwise, Awards issued pursuant to the Old LTIP are generally subject to a vesting schedule as follows: (i) 1/3 upon the date of grant; (ii) 1/3 upon the first anniversary of the date of grant; and (iii) 1/3 upon the second anniversary of the date of grant;

k)	In the event an Award Holder ceases to be eligible for the grant of Awards under the Old LTIP, Awards previously granted to such person will cease to be exercisable within a period of 90 days after the date such person ceases to be eligible under the Old LTIP, or such longer or shorter period as determined by the Board, provided that no Award shall remain outstanding for any period which exceeds the earlier of: (i) the expiry date of such Award; and (ii) 12 months following the date such person ceases to be eligible under the Old LTIP;

l)	If an Option Holder (as such term is defined in the Old LTIP) ceases to be a director or officer of the Company, or its subsidiaries, for any reason (other than death, and for cause), such Option Holder may exercise their Options to the extent that the Option Holder was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 12 months after the Award Holder ceases to be a director, or officer;

m)	If an Option Holder ceases to be director or officer of the Corporation or its subsidiaries for Cause (as such term is defined in the Old LTIP), any vested Options or unvested Options held by the Option Holder at the time of such termination shall be cancelled and forfeited upon the Termination Date (as such term is defined in the Old LTIP);

n)	If an Option Holder ceases to be a consultant or employee of the Corporation, or its subsidiaries, for any reason (other than death and for Cause), such Option Holder may exercise their Options to the extent that the Option Holder was entitled to exercise it at the date of such cessation, provided that such exercise must occur within 90 days after the Award Holder ceases to be a consultant or employee;

o)	If an Option Holder ceases to be a consultant or employee of the Corporation or its subsidiaries for Cause, any vested Options or unvested Options held by the Option Holder at the time of such termination shall be cancelled and forfeited upon the Termination Date;

p)	In the event of death of an Award Holder, the Award previously granted shall pass to the Personal Representative, as defined in the Old LTIP, and any vested Awards shall be exercisable at the earliest between 12 months after such death and the applicable Expiry Date; and

q)	In the event of a Change of Control (as defined in the Old LTIP), all restrictions upon any RSUs shall lapse immediately and become fully vested and will accrue to the Participant.

Compensation Consultants

The Corporation retained Corporate Governance Partners, Inc. (“CGP”) as an independent executive compensation consultant with significant global executive and director compensation experience. On January 10, 2025, CGP was retained to review the Corporation’s compensation philosophy and the compensation levels of the directors and NEOs to ensure they were commensurate with industry standards. CGP has not provided any other services to the Corporation other than executive and director compensation consulting services. The aggregate fees related to the executive and directors’ consulting services for 2025 paid to CGP is $39,000 and the aggregate fees paid prior to 2025 were Nil.

Annual Burn Rate

In accordance with the requirements of section 613 of the TSX Company Manual, the following table sets out the burn rate of the awards granted under the Corporation’s security-based compensation arrangements as of the end of the financial years ended December 31, 2024, and December 31, 2023. As of May 23, 2025, the only security-based compensation arrangement is the Old LTIP. The table below sets out the burn rate for the Options and RSUs granted under the Old LTIP and the previous options plan for the years ended December 31, 2023, and December 31, 2022. The burn rate is calculated by dividing the number of Options or RSUs granted under the respective plans during the relevant fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Number of Options granted under the Old LTIP	9,010,000	13,156,250
Number of RSUs granted under the Old LTIP	706,000	475,000
Weighted average number of securities outstanding for the applicable year	414,669,947	262,237,000
Annual burn rate of Options	2.17%	5.02%
Annual burn rate of RSUs	0.17%	0.18%

Financial Instruments

Pursuant to the terms of the Corporation’s Securities Trading Policy, the Corporation’s officers and directors are prohibited from purchasing financial instruments, such as prepaid variable forward contracts, equity swaps, collars or units of exchange funds securities that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the officer or director.

EXECUTIVE COMPENSATION

Summary Compensation Table for NEOs

The following table provides a summary of the compensation earned by the NEOs for services rendered in all capacities during the last three financial years. Some of such officers received compensation from Backbone Hosting Solutions Inc. (“Backbone”), and/or from Backbone Hosting Solutions (USA) Inc. (“Backbone USA”) both subsidiaries of the Corporation, for acting in such capacities for the financial years ended December 31, 2024, 2023 and 2022.

					Non-equity incentive plan compensation
Name and Principal Position	Fiscal period	Salary, consulting fee or retainer (US$)	Share- based awards(1) (US$)	Option-based awards(1) (US$)	Annual incentive plans(2) (US$)	Long- term incentive plans(3)	Pension value (US$)	All other compensation (US$)(4)	Total compensation (US$)
Geoffrey Morphy(5)	2024	$201,167	$217,000	Nil	$413,929	Nil	Nil	$1,538,854	$2,370,950
Former President	2023	$569,152	$289,000	$2,069,950	$3,650	Nil	Nil	$36,624	$2,968,377
and CEO	2022	421,355	$95,500	$1,868,000	$246,018	Nil	Nil	$15,850	$2,646,723

					Non-equity incentive plan compensation
Name and Principal Position	Fiscal period	Salary, consulting fee or retainer (US$)	Share- based awards(1) (US$)	Option-based awards(1) (US$)	Annual incentive plans(2) (US$)	Long- term incentive plans(3)	Pension value (US$)	All other compensation (US$)(4)	Total compensation (US$)
Jeffrey Lucas(6)	2024	$461,305	$401,750	$401,882	$221,189	Nil	$2,595	$21,388	$1,510,109
CFO	2023	$439,909	$289,000	$1,866,785	$3,650	Nil	Nil	$8,592	$2,607,936
	2022	$382,903	$95,500	$1,668,000	$163,571	Nil	Nil	$6,000	$2,315,974
Benjamin Gagnon(7)	2024	$332,968	$1,068,880	$574,117	$99,341	Nil	Nil	$21,157	$2,096,463
CEO and former	2023	$231,098	Nil	$444,665	$3,650	Nil	Nil	Nil	$679,413
Chief Mining	2022	$187,849	Nil	$676,875	$118,873	Nil	Nil	$3,000	$986,597
Officer
Benoit Gobeil(8)	2024	$218,503	Nil	$652,141	$262,662	Nil	$10,066	$90,845	$1,234,217
Former Executive	2023	$206,695	Nil	$605,500	$3,650	Nil	Nil	$11,917	$827,762
Vice President	2022	$172,756	Nil	$329,875	$55,401	Nil	Nil	$2,173	$560,206
Operations & Infrastructure
Philippe Fortier	2024	$234,483	Nil	$505,223	$59,140	Nil	$9,517	Nil	$808,363
Executive Vice	2023	$185,525	Nil	$492,205	$3,650	Nil	$7,421	Nil	$688,801
President Corporate	2022	$159,990	Nil	$121,877	Nil	Nil	$3,590	Nil	$285,457
Development and former Vice president Corporate development
Tracy Krumme(9)	2024	$337,885	Nil	$235,388	Nil	Nil	Nil	$56,000	$629,273
Senior Vice	2023	Nil	Nil	$289,184	Nil	Nil	Nil	Nil	$289,184
President, Head of	2022	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Investor Relations & Corporate Communications

Notes

(1)	Grant date fair value calculations are based on the Black-Scholes Option Pricing Model and weighted average assumptions. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of share- and option-based awards.

(2)	“Annual incentive plan” means any plan that provides compensation intended to motivate performance to occur within one fiscal year but does not include option or share-based awards.
(3)	“Long term incentive plan” means any plan that provides compensation intended to motivate performance to occur over a period greater than one fiscal year but does not include option or share-based awards.
(4)	Amounts reflect monthly car allowance and contributions to the retirement savings benefits.
(5)	Geoffrey Morphy became a director of the Corporation on May 19, 2020. On August 31, 2020, Mr. Morphy resigned as a Director of the Corporation and became Executive Vice-President Finance, Administration & Corporate Development of the Corporation. On December 29, 2020, Mr. Morphy became the President of the Corporation; on December 8, 2021, he assumed the position of Chief Operating Officer, in addition to President; and on December 29, 2022, he assumed the position of President and Chief Executive Officer. On May 12, 2024, Mr. Murphy ceased to be President and CEO.
(6)	Jeffrey Lucas became CFO of the Corporation on June 14, 2021.
(7)	Benjamin Gagnon was appointed as Chief Mining Officer on June 3, 2021 and CEO on July 8, 2024.
(8)	Benoit Gobeil was appointed Vice President Operations & Infrastructure on July 14, 2021, and became Executive Vice President Operations and Infrastructure on July 1, 2023; he ceased to be officer of the Corporation on November 27, 2024.
(9)	Tracy Krumme as been appointed as appointed SVP, Head of Investor Relations & Corporate Communications on December 29, 2023.

Incentive Plan Awards to NEOs

Outstanding share-based awards and option-based awards

The following table sets out the outstanding option-based awards for each NEO and executive directors of the Corporation as at December 31, 2024:

	Option-Based Awards				Share-Based Awards
Name and Position	Number of Common Shares underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)(1)	Number of RSUs that have not vested (#)	Market or payout value of RSUs that have not vested (C$)(2)	Market or payout value of vested share- based awards not paid out or distributed (C$)
Geoffrey Morphy	212,500	$0.55	08/26/2025	$335,750	Nil	Nil	Nil
President and CEO	752,002	$1.89	08/26/2025	$180,480
and former Chief	500,000	$3.83	08/26/2025	Nil
Operating Officer
	600,000	$2.45	05/19/2027	Nil	43,750	$93,187	Nil
Jeffrey Lucas	125,000	$0.55	12/27/2027	$197,500
Chief Financial	1,450,000	$1.89	06/30/2028	$348,000
Officer	400,000	$3.83	12/22/2028	Nil
	350,000	$3.03	09/30/2029	Nil
	400,000	$0.35	21/09/2025	$712,000	287,333	$612,019	Nil
	40,000	$1.76	12/22/2025	$14,800
Benjamin Gagnon	500,000	$5.01	06/29/2026	Nil
Chief Operating	125,000	$8.13	12/08/2026	Nil
Officer former Chief	312,500	$2.45	05/19/2027	Nil
Mining officer	200,000	$0.55	12/27/2027	$316,000
	250,000	$3.83	12/22/2028	Nil
	50,000	$1.89	06/30/2028	$12,000
	500,000	$3.03	09/29/2029	Nil
Benoit Gobeil	125,000	$5.01	11/27/2025	Nil	Nil	Nil	Nil
Former Executive	237,000	$2.45	11/27/2025	Nil
Vice President	100,000	$1.89	11/27/2025	$24,000
Operations &	200,000	$3.83	11/27/2025	Nil
Infrastructure	250,000	$2.62	11/27/2025	Nil
	350,000	$3.03	11/27/2025	Nil
Philippe Fortier	15,000	$8.13	12/08/2026	Nil	Nil	Nil	Nil
Executive Vice	15,000	$7.41	12/24/2026	Nil
President	30,000	$2.45	05/19/2027	Nil
Corporate	20,000	$1.50	06/30/2027	$12,600
Development and	60,000	$0.55	12/27/2027	$94,800
former Vice	120,000	$1.89	06/30/2028	$28,800
president Corporate	180,000	$3.83	12/22/2028	Nil
Development	440,000	$3.03	09/30/2029	Nil
Tracy Krumme	180,000	$3.83	12/22/2028	Nil	Nil	Nil	Nil
Senior Vice	205,000	$3.03	09/30/2029	Nil
President, Head of
Investor Relations
& Corporate
Communications

Notes:

(1)	Value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the Common Shares on the TSX as of December 31, 2024, which was $2.13.
(2)	Value of the RSUs is calculated by using the closing price of the Common Shares on the TSX as of December 31, 2024, which was $2.13.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned on incentive plan awards for each NEO and executive officer of the Corporation during the financial year ended December 31, 2024:

Name	Option-based awards – Value vested during the year(1) (C$)	Share-based awards – Value vested during the year (C$)	Non-equity incentive plan compensation – Value vested during the year (2) (C$)
Geoffrey Morphy	$1,767,500	$561,581	$246,018
Jeffrey Lucas	$1,002,250	$614,143	$163,571
Benoit Gobeil	$447,219	Nil	$359,795
Benjamin Gagnon	$188,500	$351,984	$118,873
Philippe Fortier	$233,700	Nil	$81,010
Tracy Krumme	$9,900	Nil	Nil

Notes:

(1)	Aggregate dollar value that would have been realized if the options had been exercised on the vesting date (computed based on the difference between the exercise price of the options and the closing market price of the Common Shares on the vesting date).

(2)	Represents amounts earned pursuant to the Corporation’s annual bonus program.

Employment and Consulting Agreements and Termination and Change of Control Benefits

Each of the NEOs has entered into an employment with the Corporation. The employment agreements include provisions regarding base salary, annual bonuses, confidentiality and ownership of intellectual property, among other things. Other than as may be provided pursuant to the employment agreements with Mr. Morphy, as described herein, except for a Termination Benefit Agreement entered with Messrs. Jeff Lucas, Benjamin Gagnon, Benoit Gobeil on December 15, 2022, as an amendment to their employment agreement, and as detailed below, the Corporation is not party to any compensation plan or arrangement with NEOs that provides for payment resulting from the resignation, retirement or the termination of employment of any person.

Geoffrey Morphy

On August 26, 2020, the Corporation entered into an employment agreement with Geoffrey Morphy, pursuant to which Mr. Morphy was employed as Executive Vice-President, Finance, Administration & Corporate Development. On December 29, 2020, Mr. Morphy became the President of the Corporation. On December 8, 2021, he assumed the position of Chief Operating Officer, in addition to his role as President, and his relationship with the Corporation continued to be governed by the employment agreement. On December 28, 2022, the Corporation entered into an employment agreement with Mr. Morphy by which he was appointed Chief Executive Officer, in addition to his role as President. His 2024 annual base salary was US$582,400. On May 12, 2024, Mr. Morphy’s position at the Corporation was terminated and he received 42 weeks of severance.

Jeffrey Lucas

On June 14, 2021, and as amended on December 15, 2022, the Corporation entered into an employment agreement with Jeffrey Lucas, pursuant to which Mr. Lucas was employed as Chief Financial Officer. His current annual base salary is US$461,305. The Corporation may terminate the employment agreement without cause at any time, provided that the Corporation continues to pay Mr. Lucas on a continuing basis for a period of twelve (12) months following the termination, with the first payment being made after the sixtieth (60) day following such termination. Double (i.e. two times) such amount, with a minimum of twenty-four (24) months, will be payable upon the termination of the employment agreement within eighteen months of a Change of Control. Mr. Lucas has entered into a non-competition and non-disclosure agreement with the Corporation.

Benjamin Gagnon

On June 17, 2022, and as amended on December 15, 2022, the Corporation entered into an employment agreement with Benjamin Gagnon, pursuant to which Mr. Gagnon was employed as Chief Mining Officer, on July 8, 2024 Mr. Gagnon was appointed Chief Executive Officer of the Corporation. His currently annual base salary is US$445,888. In case of termination of his employment agreement within eighteen months of a Change of Control, Mr. Gagnon will be entitled to receive the equivalent of twenty-four (24) months of his salary payable upon the termination of the employment agreement. Mr. Gagnon has entered into a non-competition and non-disclosure agreement with the Corporation.

Benoit Gobeil

On January 12, 2021, and as amended on December 15, 2022, the Corporation entered into an employment agreement with Benoit Gobeil, pursuant to which Mr. Gobeil was employed as Vice President Operations and Infrastructure, then on June 2023 he was promoted to Executive Vice President Operations and Infrastructure and Chief Infrastructure Officer on September 9, 2024. His 2024 annual base salary was C$438,750. On November 27, 2024, Mr. Gobeil’s position at the Corporation was terminated and he received 42 weeks of severance.

Philippe Fortier

On December 8th, 2021, the Corporation entered into an employment agreement with Philippe Fortier, pursuant to which Mr. Fortier was employed as Vice President of Special Projects (per original agreement, then VP of Corporate Development, then SVP Corporate Development, now EVP, Corporate Development). His current annual base salary is US$275,786. In case of termination of his employment agreement within twelve months of a Change of Control, Mr. Fortier will be entitled to receive the equivalent of twelve (12) months of his salary payable upon the termination of the employment agreement. Mr. Fortier has entered into a non-competition and non-disclosure agreement with the Corporation.

Tracy Krumme

On December 16, 2022, the Corporation entered into an employment agreement with Tracy Krumme, pursuant to which Ms. Krumme was employed as Senior Vice President, Head of Investor Relations. Her current annual base salary is US$364,000. In case of termination of her employment agreement within eighteen months of a Change of Control, Ms. Krumme will be entitled to receive the equivalent of eighteen (18) months of her salary payable upon the termination of the employment agreement. Ms. Krumme has entered into a non-competition and non-disclosure agreement with the Corporation.

Pension Plan Benefits

The Corporation has no pension or retirement plan.

Retirement Savings Benefits

The Corporation implemented an employer-sponsored group retirement savings plan in July 2022 (Canada) and January 2023 (United States). There is no such plan in Argentina. The Corporation matches one for one, contributions made by all employees, including NEOs, up to a maximum contribution of four percent (4%) of the base gross salary. All participants are subject to the vesting terms of applicable plans as well as responsible for the management of their individual contribution limits according to the relevant tax-revenue agency.

Director Compensation

During the financial year ended December 31, 2024, directors were compensated with respect to general directors’ duties, or for additional service on Board committees. Directors may also receive equity-based compensation pursuant to the Corporation’s Old LTIP. Options and RSUs are granted at the discretion of the Board upon the recommendation of the Compensation Committee. Directors may also be reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors.

Director Compensation Table (1)

The following table provides information regarding compensation paid to the non-NEO directors of the Corporation during the last financial year:

Name	Fees Earned (US$)(2)	Share-based awards (US$)(3)	Option-based awards (US$)(3)	Non-equity incentive plan compensation (US$)	Pension value (US$)	All other co(US$)	Total (US$)(4)
Nicolas Bonta(4)	$69,790	Nil	Nil	$60,000	Nil	Nil	$129,790
Emiliano Grodzki(5)	$55,432	Nil	Nil	$60,000	Nil	Nil	$115,432
Andres Finkielsztain(6)	$93,279	Nil	Nil	$60,000	Nil	$112,888	$266,167
Brian Howlett(7)	$111,451	Nil	$55,038	$60,000	Nil	$145,000	$371,489
Edith Hofmeister(8)	$98,467	Nil	$55,038	$60,000	Nil	$155,000	$368,505
Fanny Philip(9)	$21,469	Nil	$230,217	Nil	Nil	Nil	$251,686
Amy Freedman(10)	$1,778	Nil	$192,633	Nil	Nil	Nil	$194,411
Andrew J. Chang	Nil	Nil	$192,633	Nil	Nil	Nil	$192,633

Notes:

(1)	This table does not include any amount paid as reimbursement for expenses.
Any amount paid during the year ended December 31, 2024 to a director of the Corporation who was also a NEO will be reflected in the Summary Compensation Table for NEOs.
(2)	Effective February 1, 2024, non-executive directors receive an annual cash stipend of US$67,410, with an additional US$11,235 for serving as chair per board committee, and an extra US$5,617.50 for serving as a non-chair member per board committee. The lead director and the Chairman of the Board are also entitled to receive additional compensation in the amount of US$11,235 for exercising that function. Compensation for the future has been adjusted, see below.
(3)	Grant date fair value calculations are based on the Black-Scholes Option Pricing Model and weighted average assumptions. Option-pricing models require the use of highly subjective estimates and assumptions including the expected stock price volatility. Changes in the underlying assumptions can materially affect the fair value estimates and therefore, in management’s opinion, existing models do not necessarily provide a reliable measure of the fair value of share- and option-based awards.
(4)	Nicolas Bonta received total compensation of US$69,790, Mr. Bonta ceased to be a director on August 12, 2024.
(5)	Emiliano Grodzki received total compensation of US$55,432, entirely for Board service. Mr. Grodzki ceased to be a director on May 31, 2024.
(6)	Andres Finkielsztain received total compensation of US$183,279, which comprised US$69,432 for Board service, US$5,231 for service on the Audit Committee, US$5,231 for the Governance and Nominating Committee, US$11,017 for the Compensation Committee, US$2,367 for the Environmental and Social Responsibility Committee, US$50,000 for the Special Committee, and US$40,000 for the Special Executive Search Committee. Mr. Finkielsztain ceased to be a director on September 23, 2024.

(7)	Brian Howlett received total compensation of US$256,451, which included US$81,308 for Board service, US$11,875 for the Audit Committee, US$6,089 for the Governance and Nominating Committee, US$6,089 for the Compensation Committee, US$6,089 for the Environmental and Social Responsibility Committee, US$80,000 for the Special Committee, US$40,000 for the Special Executive Search Committee, and US$25,000 for the Special Governance Investigation Committee.
(8)	Edith Hofmeister received total compensation of US$253,467, composed of US$69,203 for Board service, US$4,229 for the Audit Committee, US$11,216 for the Governance and Nominating Committee, US$2,603 for the Compensation Committee, US$11,216 for the Environmental and Social Responsibility Committee, US$50,000 for the Special Committee, US$80,000 for the Special Executive Search Committee, and US$25,000 for the Special Governance Investigation Committee.
(9)	Fanny Philip received total compensation of US$21,496, consisting of US$18,358 for Board service, US$1,441 for the Audit Committee, US$128 for the Governance and Nominating Committee, US$1,441 for the Compensation Committee, and US$128 for the Environmental and Social Responsibility Committee.
(10)	Amy Freedman received total compensation of US$1,778, which included US$1,442 for Board service, US$128 for the Governance and Nominating Committee, and US$128 for the Compensation Committee

Incentive Plan Awards to Directors

Outstanding Option and Share-Based Awards

The following table sets out the outstanding option-based awards for each non-NEO director as at December 31, 2024:

	Option-Based Awards				Share-Based Awards
Name	Number of Common Shares underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the- money options (C$) (1)	Number of RSUs that have not vested (#)	Market or payout value of RSUs that have not vested (C$)	Market or payout value of vested share- based awards not paid out or distributed (C$)
	144,900	$1.76	12/22/2025	$53,613	12,500	$26,625	Nil
	800,000	$2.45	05/19/2027	Nil
	60,000	$0.55	12/27/2027	$94,800
Nicolas Bonta(3)	1,200,000	$1.89	06/30/2028	$288,000
	100,000	$3.83	12/22/2028	Nil
	154,900	$1.76	12/22/2025	$57,313	12,500	$26,625	Nil
	800,000	$2.45	05/19/2027	Nil
Emiliano Grodzki(3)	60,000	$0.55	12/27/2027	$94,800
	1,200,000	$1.89	06/30/2028	$288,000
	100,000	$3.83	12/22/2028	Nil
	13,900	$0.55	09/23/2025	$21,962	Nil	Nil	Nil
Andres Finkielsztain(3)	295,312	$1.89	09/23/2025	$70,874
	100,000	$3.83	09/23/2025	Nil
	140,000	$1.00	11/16/2027	$158,200
Edith Hofmeister	30,000	$0.55	12/27/2027	$47,400	12,500	$26,625	Nil
	100,000	$3.83	12/22/2028	Nil
	60,000	$2.60	12/18/2029	Nil
	50,000	$1.76	12/22/2025	$18,500
	30,000	$0.55	12/27/2027	$47,400
Brian Howlett	393,750	$1.89	06/30/2028	$94,500	18,750	$39,937	Nil
	100,000	$3.83	12/22/2028	Nil
	60,000	$2.60	12/18/2029	Nil
Fanny Philip	150,000	$3.07	08/23/2029	Nil	Nil	Nil	Nil
	60,000	$2.60	12/18/2029	Nil
Amy Freedman	150,000	$2.60	12/18/2029	Nil	Nil	Nil	Nil
	60,000	$2.60	12/18/2029	Nil
Andrew J. Chang	150,000	$2.60	12/18/2029	Nil	Nil	Nil	Nil
	60,000	$2.60	12/18/2029

Notes:

(1)	Value of unexercised in-the-money options is calculated based on the difference between the strike price of the option and the closing price of the Common Shares on the TSX as of December 31, 2024, which was $2.13.
(2)	Value of the RSUs is calculated by using the closing price of the Common Shares on the TSX as of December 31, 2024, which was $2.13.
(3)	Former director.

Value Vested or Earned During the Year

The following table provides information regarding the value vested or earned on incentive plan awards for each non-NEO director during the fiscal year ended December 31, 2024:

Name	Option-based awards – Value vested during the year (1) (C$)	Share-based awards – Value vested during the year (C$)	Non-equity incentive plan compensation – Value vested during the year(2) (C$)
Nicolas Bonta(3)	$644,500	$139,831	$60,000
Emiliano Grodzki(3)	$644,500	$139,831	$60,000
Andres Finkielsztain(3)	$300,530	$120,375	$60,000
Edith Hofmeister	$122,000	$81,000	$60,000
Brian Howlett	$245,407	$121,500	$60,000
Fanny Philip	$7,875	Nil	Nil
Amy Freedman	Nil	Nil	Nil
Andrew J. Chang	Nil	Nil	Nil

Notes:

(1)	Aggregate dollar value that would have been realized if the options had been exercised on the vesting date (computed based on the difference between the exercise price of the options and the closing market price of the Common Shares on the vesting date).
(2)	Represents amounts earned pursuant to the Corporation’s annual bonus program.
(3)	Former director.

Performance Graph

On July 16, 2019, the Common Shares began trading on the TSX-V. On June 21, 2021, the Common Shares were also listed on the Nasdaq Stock Market. On April 8, 2022, the Common Shares were listed on the TSX and were voluntarily delisted from the TSX-V.

The following performance graph shows the cumulative return for Common Shares compared to both the S&P/TSX Composite Index, and the S&P/TSX Venture Composite Index over the approximately 60-month period preceding December 31, 2024, for which the Corporation has been a reporting issuer.

Cumulative Total Return on $100 Investment
July 16, 2019 to December 31, 2024
1400
1200
1000
800
600
400
200
0
January 1, 2020
December 31, 2020
June 21, 2021
December 31, 2021
December 31, 2022
December 31, 2023
December 31, 2024
BITF (TSXV / TSX)
S&P/TSX Composite
S&P/TSXV Composite
BITF (Nasdaq)

	January 1, 2020		December 31, 2024
Bitfarms Ltd. (TSX)	$100.00		$434.69
Bitfarms Ltd. (Nasdaq)	$100.00	(1)	$37.63	(1)
S&P/TSX Composite	$100.00		$143.98
S&P/TSXV Composite	$100.00		$106.04

Note:

(1)	Reflective of an investment of $100 on June 21, 2021, the date the Common Shares were listed for trading on Nasdaq.

There is no direct correlation between the performance of the Common Shares and executive compensation. The Common Share price may be affected by a number of factors beyond the control of directors and management, including general and industry-specific economic and market conditions. The Compensation Committee evaluates performance by reference to the overall direction and success of the Corporation rather than by any short-term fluctuations in the trading price of the Common Shares.

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information in respect of the Corporation’s equity compensation plans under which equity securities of the Corporation are authorized for issuance, aggregated in accordance with all equity plans previously approved by the Shareholders as at December 31, 2024:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, and Rights (#)		Weighted Average Exercise Price of Outstanding Options, and Rights (C$)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (#)
Equity compensation plans approved by securityholders (1)	27,763,430	(2)	$2.55	27,832,729	(3)
Equity compensation plans not approved by securityholders	Nil		Nil	Nil
Total	27,763,430		$2.55	27,832,729	(3)

Notes:

(1)	Awarded under the Old LTIP, last approved by the Shareholders at a meeting held on April 16, 2024, pursuant to which a maximum of 10% of the Common Shares issued and outstanding at the time of grant may be reserved for issuance. For a summary of the Old LTIP, see “Executive Compensation – Long Term Incentive Plan”.
(2)	Includes 897,666 RSUs and 26,865,764 Options outstanding on December 31, 2024.
(3)	Based on 555,961,590 Common Shares issued and outstanding at the close of business on May 22, 2025.

Compensation Risk Considerations

The Compensation Committee is responsible for considering, establishing and reviewing executive compensation programs and whether the programs encourage unnecessary or excessive risk taking. The Corporation anticipates the programs will be balanced and will not motivate unnecessary or excessive risk taking.

Base salaries are fixed in amount and do not encourage risk taking. While annual incentive awards will focus on the achievement of short-term or annual goals, and while short-term goals may encourage the taking of short-term risks at the expense of long-term results, the Corporation’s annual incentive award program will represent a small percentage of employees’ compensation opportunities.

Stock option awards are important to further align employees’ interests with those of the Shareholders. The ultimate value of the awards is tied to the price of the Common Shares and since awards are expected to be staggered and subject to long-term vesting schedules, they will help ensure that NEOs have significant value tied in long-term stock price performance.

Compensation of Directors

Pursuant to its Articles, the Corporation may have a minimum of one (1) and a maximum of ten (10) directors. At the date of the Circular, the Corporation has six (6) directors.

The Corporation regularly reviews the competitiveness of non-executive director compensation levels against the competitive marketplace. While the results of that review have generally demonstrated that non-executive director compensation levels at the Corporation were competitive with the market, adjustments to annual fees have been made throughout the Corporation’s growth cycle in recent years to further strengthen the Corporation’s competitiveness while also reflecting the greater time and commitment required of the roles. In particular, and most recently, an adjustment was made effective February 13, 2025 to the annual fees for non-executive directors. Director compensation will also include an annual grant of equity awards in the form of RSU’s or DSU’s. A summary of the changes in compensation provided to the Corporation’s non-executive directors is as follows:

Item	Effective February 13, 2025 (US$)
Chairman of the Board	$150,000
Non-Executive Director Annual Cash Retainer	$100,000
Board Committee Chair	$20,000
Audit Committee Chair	$30,000

AUDIT COMMITTEE

The Audit Committee is responsible for monitoring the Corporation’s accounting and financial reporting practices and procedures, the adequacy of internal accounting controls and procedures, the quality and integrity of financial statements and for directing the auditors’ examination of specific areas.

The current members of the Audit Committee are Fanny Philip, Edith Hofmeister and Brian Howlett. No member of the Audit Committee is an executive officer, employee, or control person of the Corporation or any of its affiliates and all are considered “independent” directors as defined in National Instrument 52-110 – Audit Committees (“NI 52-110”). Each member of the Audit Committee is considered to be “financially literate” within the meaning of NI 52-110, which includes the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the Corporation’s financial statements. The full text of the charter of the Audit Committee (the “Audit Committee Charter”) is attached as Schedule “A”. A copy of the Audit Committee Charter is also available on the Corporation’s website at Bitfarms -Audit-Committee-Charter and under the Corporation’s SEDAR+ profile at www.sedarplus.ca.

The Corporation has filed an Annual Information Form (the “AIF”) for the fiscal year ended December 31, 2023, on SEDAR at www.sedarplus.ca and on EDGAR at www.sec.gov/EDGAR, which contains, among other things, all of the financial disclosure (including copies of the Financial Statements and Management’s Discussion and Analysis) required under NI 51-110. In particular, the information that is required to be disclosed in Form 51-110F1 of NI 51-110 may be found under the heading “Audit Committee” in the AIF.

Relevant Education and Experience

The relevant education and experience of each of the members of the Audit Committee is as follows:

Name of Member	Education	Experience
Fanny Philip, CPA - Chair (1)	Trilingual Bachelor of Business Administration (B.B.A) (2010), Specialized Graduate Diploma (DESS) in public accounting (2013), HEC Montréal CA auditor designation (2014)	Ms. Philip has over 10 years of assurance and accounting expertise mainly in audit and public issues. She is the founder and president of MTI Conseils Inc., an accounting firm that provides outsourced accounting and Chief Financial Officer services. Formerly, she was the Chief Financial Officer and VP Finance of Canada Computational Unlimited Inc. and the Chief Operating Officer of SATO Technologies Corp. (TSXV: SATO, OTCQB: CCPU.F). She currently serves as General Director at SOVIAGO, where she oversees financial reporting and compliance and has been instrumental in various strategic acquisitions. As a former C-suite executive at a publicly traded company and recognized leader, she engages extensively in education and industry representation, advocating for regulatory changes and fostering a deeper understanding of the sector’s complexities among stakeholders, especially on reporting and financial matters. Ms. Philip holds a CPA public accounting permit.
Brian Howlett, CPA	Bachelor of Commerce from Concordia University (1982), CMA designation (1989)	Mr. Howlett serves as the Chair of the Board of the Corporation. Mr. Howlett is a seasoned professional with over thirty-five years of senior management and director experience. Mr. Howlett served on the board of Nighthawk Gold Corp from 2016 to 2024. Mr. Howlett formerly served as the President, Chief Executive Officer and a Director of Dundee Sustainable Technologies Inc. and as the President and Chief Executive Officer of Copper Road Resources Inc. (formerly "Stone Gold Inc.").
Edith M. Hofmeister, JD	Juris Doctor degree from the University of San Francisco	Ms. Hofmeister is an Attorney and C-suite executive who has advised large and small multi-national extractive companies on legal and ESG matters for over twenty years, where she reviewed and prepared disclosure documents, acted as the point person for SEC communications, oversaw internal controls and SOX compliance, anti-corruption, whistleblower and governance programs and audits, and acted as corporate secretary to audit and risk committees of NYSE-listed companies. She has also served as Executive Vice President Corporate Affairs and General Counsel for Tahoe Resources where she led the Legal, Sustainability and Government Affairs departments and helped grow Tahoe from a junior exploration company to a mid-cap precious metals producer from 2010 to 2019. Ms. Hofmeister also received a Bachelor of Arts degree in international relations from UCLA and a Master of Arts degree in international peace studies from the University of Notre Dame

Notes:

(1)	Chair of the Audit Committee

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee is required to pre-approve all audit and non-audit services not prohibited by law to be provided by the independent auditors of the Corporation.

External Auditor Service Fees

The following table provides details in respect of audit, audit related, tax and other fees billed by the Corporation’s external auditor during the fiscal years ended December 31, 2024 and December 31, 2023.

	Year Ended December 31, 2024 (US$)	Year Ended December 31, 2023 (US$)
Audit Fees(1)	$2,047,744	$444,000
Audit Related Fees(2)	$261,352	$287,000
Tax Fees(3)	Nil	Nil
All Other Fees	$14,601	Nil
Total	$2,323,697	$731,000

Notes:

(1)	Aggregate fees billed for professional services rendered by the auditor for the audit of the Corporation’s annual financial statements.
(2)	Aggregate fees billed for professional services rendered by the auditor and consisted primarily of file quality review fees and fees for the review of quarterly financial statements and related documents and consent letters.
(3)	Aggregate fees billed for tax compliance, tax advice and tax planning professional services. These services included reviewing tax returns and assisting in responses to government tax authorities.

CORPORATE GOVERNANCE

National Policy 58-201 – Corporate Governance Guidelines of the Canadian Securities Administrators sets out a series of guidelines for effective corporate governance (the “Guidelines”). The Guidelines address matters such as the constitution and independence of corporate boards, the functions to be performed by boards and their committees and the effectiveness and education of board members. National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires the disclosure by each listed corporation of its approach to corporate governance with reference to the Guidelines as it is recognized that the unique characteristics of individual corporations will result in varying degrees of compliance.

Set out below is a description of the Corporation’s approach to corporate governance in relation to the Guidelines.

Board of Directors

NI 58-101 defines an “independent director” as a director who has no direct or indirect material relationship with the Corporation. A “material relationship” is in turn defined as a relationship which could, in the view of the Board, be reasonably expected to interfere with such member’s independent judgment.

The Board is currently comprised of six (6) members, five (5) of whom the Board has determined to be “independent directors” within the meaning of NI 58-101. Brian Howlett, Edith Hofmeister, Fanny Philip, Amy Freedman and Andrew J. Chang are considered independent directors within the meaning of NI 58-101 since they are each independent of management and free from any material relationship with the Corporation. The basis for this determination is that, since the date of incorporation of the Corporation, none of the independent directors has worked for the Corporation, received remuneration from the Corporation or had material contracts with or material interests in the Corporation which could interfere with their ability to act with a view to the best interests of the Corporation. Ben Gagnon is not considered an independent director because of his status as Chief Executive Officer and the professional fees he received of more than $150,000.

Brian Howlett serves as Chairman of the Board. The Chairman is responsible for providing leadership to enhance Board effectiveness and be explicitly accountable for ensuring that the Board carries out its responsibilities effectively, overseeing all aspects of its direction and administration, adopting procedures to ensure that the Board can conduct its work effectively and efficiently, responding to conflict of interest situation, managing relations with external stakeholders and facilitating effective communication with independent directors and management.

The Board functions independently of management. When appropriate, the Board and the Committees of the Board may meet in the absence of members of management, or the independent directors may hold in camera sessions at which ne the officers of the Corporation are in attendance. The Compensation Committee is composed by independent directors who hold meetings from time to time and makes recommendations to the Board on matters pertaining to their mandate.

The Board has adopted a written mandate, a copy of which is available on the Corporation’s website at www.bitfarms.com and under the Corporation’s SEDAR+ profile at www.sedarplus.ca. The Board has not adopted written position descriptions for the Chair of the Board or the committee chairs on the basis that the roles are well understood by all of the directors. The Board has also not adopted a written position description for the Chief Executive Officer on the same basis, however, the Board has developed corporate goals and objectives for the Chief Executive Officer by setting out key responsibilities.

Directorships

Certain of the directors and proposed directors of the Corporation are also current directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Other reporting issuer (or equivalent in a foreign jurisdiction)	Trading Market
Edith Hofmeister	OR Royalties Inc. Prime Mining Corp.	TSX: OR and NYSE: OR TSX.V: PRYM / OTCQX: PRMNF / FRA: O4V3
Brian Howlett	Rocky Shore Gold Ltd. Voyageur Mineral Explorers Inc.	CSE:RSG CSE:VOY
Amy Freedman	Mandalay Resources Corporation Irish Residential Properties REIT plc American Hotel Income Properties REIT LP	TSX: MND, OTCQB: MNDJF ISE: IRES TSX: HOT.UN, HOT.U

Please refer to “Business of the Meeting – Election of Directors”.

Orientation and Continuing Education

The Board participated in a number of continuing education sessions during the year, including the topics finance and M&A trends presented by Moelis & Company and Stifel Financial Corp. The CEO and other executives of the Corporation also made presentation on Bitcoin operation and HPC/AI as part of ongoing continuing education. The CEO and Fanny Philip have undertaken specialized training in corporate governance with Governance Partners. The presentations allowed the Board Members to gain knowledge of the Corporation’s operations, challenges, and opportunities. In addition, information (such as recent financial statements, annual information form, and various other operating, property and budget reports) is provided to new Board members to ensure that new directors are familiarized with the Corporation’s business and the procedures of the Board. Directors also visit and meet with management on a regular basis, and new directors receive a copy of the Corporation’s Corporate Governance policies to familiarize themselves with the Corporation’s rules and procedures. The Corporation encourages continuing education of its directors and officers, where appropriate, in order to ensure that they have the necessary skills and knowledge to meet their respective obligations towards the Corporation. The Board’s continuing education also includes meetings with the Corporation’s legal counsel to remain up to date with developments in relevant corporate and securities law matters.

Ethical Business Conduct

The Board has adopted a written code of business conduct and ethics (the “Code of Business Conduct and Ethics”) to encourage and promote a culture of ethical business conduct amongst the directors, officers, employees and consultants of the corporation. The Code of Business Conduct and Ethics is available on the Corporation’s website at www.bitfarms.com, and copies are available upon written request from the Corporate Secretary of the Corporation at legal@bitfarms.com. The Board is responsible for ensuring compliance with the Code of Business Conduct and Ethics. There have been no departures therefrom since its adoption.

In addition to the Corporation’s Code of Business Conduct and Ethics, the Board has adopted a series of corporate policies which include a Securities Trading Policy, a Disclosure and Confidentiality Policy, an Anti-Bribery and Anti-Corruption Policy, and a Whistleblower Policy. The Board also relies on director adherence to the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest will ensure that the Board operates independently of management and in the best interests of the Corporation.

Under corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Corporation and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, as some of the directors and proposed directors of the Corporation also serve as directors and officers of other companies engaged in similar business activities, directors must comply with the conflict of interest provisions of the OBCA, as well as the relevant securities regulatory instruments, in order to ensure that directors exercise independent judgment in considering transactions and agreements in respect of which a director or officer has a material interest.

Any interested director will be required to declare the nature and extent of his or her interest and will not be entitled to vote at meetings of directors at which matters that give rise to such a conflict of interest are considered.

A copy of the Corporation’s Code of Business Conduct and Ethics is available on the Corporation’s website at www.bitfarms.com, and under the Corporation’s SEDAR+ profile at www.sedarplus.ca. The Corporation believes that it has adopted corporate governance procedures and policies that encourage ethical behaviour by directors, officers and employees.

Board Committees

The Board currently has four committees:

■	Audit Committee;
■	Governance and Nominating Committee;
■	Compensation Committee; and
■	Environmental and Social Responsibility Committee.

The members of the Audit Committee are provided in this Circular under the heading “Audit Committee” above, and the members of the other committees are provided below. The Board has adopted the Audit Committee Charter, which is attached as Schedule “A” to this Circular. Copies of the charters for the other Board committees are available on the Corporation’s website at www.bitfarms.com.

Governance and Nominating Committee

The Governance and Nominating Committee is responsible for: (i) assisting management in developing responsible corporate governance policies and practices for the Corporation; (ii) overseeing adherence to corporate governance rules, policies and principles; (iii) identifying individuals qualified to be nominated as members of the Board; (iv) the structure and composition of Board committees; (v) evaluating the performance and effectiveness of the Board and its committees; and (vi) overseeing compliance with the Corporation's Code of Business Conduct and Ethics. The current members of the Governance and Nominating Committee are Edith Hofmeister (Chair), Fanny Philip and Amy Freedman.

Compensation Committee

The Corporation's Compensation Committee is responsible for ensuring that the Corporation has in place an appropriate plan for executive compensation and for making recommendations with respect to the compensation of the Board and the Corporation’s executive officers. The Board ensures that compensation paid to named executive officers (NEOs) and executives is fair, reasonable, and consistent with the Corporation’s compensation policies and best practices.

The current members of the Compensation Committee are Fanny Philip (Chair), Amy Freedman and Edith Hofmeister. The strategy of the Compensation Committee is described further in the “Statement of Executive Compensation” section above.

Environmental and Social Responsibility Committee

The Corporation has recently created an Environmental and Social Responsibility Committee, which is responsible for assisting the Board in overseeing the Corporation's programs, policies and practices relating to health and safety, environmental sustainability and corporate social responsibility. The current members of the Environmental and Social Responsibility Committee are Edith Hofmeister (Chair), Fanny Philip, Ben J. Gagnon and Andrew J. Chang (since March 24, 2025).

Other Board Committees

The Board has no committees other than those discussed above. The Board may establish additional committees depending on the needs of the Corporation.

Assessments

The Board assesses, on an annual basis, the contributions of the Board as a whole and each of the individual directors in order to determine whether each is functioning effectively. The Board satisfies itself that the Board, its committees, and its individual directors are performing effectively through ongoing informal assessments made and discussed at the meetings of the Board. The Board has also implemented a formal evaluation procedure whereby each director is required to fill out a skills and experience matrix pertaining to, among other things, the skills and experience of the director, and the performance of the director and the Board as a whole. The skills and experience matrix allows the Board to identify gaps in experience or skills on the Board and assists the Governance and Nominating Committee in making recommendations to the Board. The Board will also from time to time assess its policies, procedures and guidelines to ensure that they remain current and relevant.

Board Renewal & Diversity

The Corporation recognizes the benefits of promoting diversity among its employees, management team and Board of Directors to enhance organisational strength, problem solving ability and opportunity for innovation.

The Corporation is working to put programs in place to improve its representation and retention of women and other underrepresented groups. On February 17, 2022, the Corporation adopted a written corporate diversity policy (the “Diversity Policy”) that sets out the Corporation’s objectives for shaping the composition of its Board, its workforce and management.

The Corporation’s current senior management and Board are composed of professionals from varying backgrounds and expertise and were selected on the belief that the Corporation and its stakeholders would benefit from such a broad range of talent and cumulative experience. Management periodically reviews the Corporation's recruitment and selection practices at all levels to ensure they are appropriately structured so that a diverse range of candidates are considered and that there are no conscious or unconscious biases that might discriminate against certain candidates. Management will lead the implementation of the Diversity Policy by regarding it as a key business issue and an essential part of the Corporation's daily business activities. Furthermore, management will annually report to the Board on the number and proportion, in percentage terms, of women in the executive and management teams of the Corporation and in the Board of its subsidiaries. The Corporation will conduct regular reviews of its workforce diversity and take steps to ensure that the diversity and inclusion objectives set out in the Diversity Policy are met.

While the Board considers merit as the essential requirement for board and executive appointments, in 2023, and in order to comply with Nasdaq’s continued listing requirements, including, in particular, Nasdaq Listing Rules 5605 and 5606 (the “Nasdaq Board Diversity Rule”), the Board had set a target of having at least one female director on or before August 7, 2023. On November 16, 2022, the Board appointed Mrs. Edith Hofmeister to the Board.

According to the Nasdaq Board Diversity Rule, the Corporation shall disclose in its documents for the annual meeting of shareholders, a board-level diversity disclosure. As of May 23, 2025, the following is the Corporation’s Board Diversity Matrix:

Board Diversity Matrix for	BITFARMS LTD.
As of May 23, 2025
Total Number of Directors	6

Part I: Gender Identity	Female	Male	Non -Binary	Did not Disclose Gender
Directors	3	3	-	-
Part II: Demographic Background
African American or Black	-	-	-	-
Alaskan Native of American Indian	-	-	-	-
Asian	-	1	-	-
Hispanic or Latinx	-	-	-	-
Native Hawaiian of Pacific Islander	-	-	-	-
White	3	2	-	-
Two or More Races or Ethnicities	-	-	-	-
LGBTQ+	-	-	-	-
Did Not Disclose Demographic Background	-	-	-	-

The Corporation has not adopted term limits or other mechanisms of Board renewal as it takes the view that they may result in directors who have accumulated valuable industry experience being forced to leave their position arbitrarily. The Corporation believes that directors should be assessed based on their ability to continue to make a meaningful contribution to the Corporation.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, or employee of the Corporation or any of its subsidiaries, former director, executive officer, or employee of the Corporation or any of its subsidiaries, or any associate of any of the foregoing, has during the year ended December 31, 2024, or any time from December 31, 2024 to the date of this Circular, (i) been indebted to the Corporation or any of its subsidiaries, or (ii) had any indebtedness to another entity at any time during its last completed fiscal year which has been the subject of a guarantee, support agreement, letter of credit, or other similar arrangement provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Corporation, no director, executive officer or Shareholder who beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding Common Shares, or any known associates or affiliates or such persons, has or has had any material interest, direct or indirect, in any transaction or in any proposed transaction that has materially affected or is reasonably expected to materially affect the Corporation.

MANAGEMENT CONTRACTS

There are no management functions of the Corporation which are to any substantial degree performed by a person or a company other than the directors or executive officers of the Corporation.

ADDITIONAL INFORMATION

The Corporation will provide to any Shareholder, upon written request to the Chief Financial Officer of the Corporation at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4, telephone: (514) 691-6228, a copy of:

(a)	the consolidated financial statements of the Corporation for its most recently completed financial year, together with the management’s discussion and analysis of such financial results and the auditor’s report thereon, and one copy of any interim financial statements subsequent to the financial statements of the Corporation that have been filed for any period after the end of its most recently completed financial year; and

(b)	this Circular.

Additional information relating to the Corporation is available on SEDAR+ at www.sedarplus.ca. Financial information about the Corporation may be found in the Corporation’s consolidated financial statements and management’s discussion and analysis for its most recently completed financial period.

APPROVAL

The contents of this Circular and the sending thereof to the Shareholders have been approved by the Board.

DATED May 23, 2025.

BY ORDER OF THE BOARD OF DIRECTORS

(Signed) “Brian Howlett”
Brian Howlett
Chairman of the Board of Directors

SCHEDULE “A”

AUDIT COMMITTEE CHARTER

This charter (the “Charter”) sets forth the purpose, composition, responsibilities and authority of the Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of Bitfarms Ltd. (“Bitfarms” or the “Corporation”).

1.	Mandate

The Committee shall:

Assist the Board in its oversight role with respect to the quality and integrity of the Corporation’s financial statements, financial reporting processes, and systems of internal controls and disclosure controls regarding risk management, finance, accounting and legal and regulatory compliance;

a.	assess the effectiveness of the Corporation’s risk management and compliance practices;
b.	assess the independent auditor’s performance, qualifications and independence;
c.	assess the performance of the Corporation’s via internal or external audit function; review the periodic audits performed by the independent auditor and the Corporation’s internal accounting department;
d.	review the Corporation’s financial statements, management discussion and analysis and annual and interim earnings press release before the Corporation publicly discloses such information;
e.	ensure the Corporation’s compliance with legal and regulatory requirements; and
f.	prepare all filings and disclosure documents required to be prepared by the Committee and/or the Board pursuant to all applicable federal, provincial and state securities legislation and the rules and regulations of all securities commissions having jurisdiction over the Corporation.

Despite the foregoing, it is not the duty of the Committee to plan or conduct audits, or to determine that the Company’s financial statements are complete and accurate or in accordance with International Financial Reporting Standards (IFRS) or United States Generally Accepted Accounting Principles (“US GAAP”), accounting standards or applicable laws and regulations. This is the responsibility of the Corporation’s management, internal accounting department and independent auditors. The primary function of the Committee is oversight, and it is therefore entitled to rely on the expertise, skills and knowledge of the Corporation’s management, internal accounting department, independent auditors and other external advisors and the integrity and accuracy in information provided by such persons or entities. Nothing in this Charter is intended to change or in any way limit the responsibilities and duties of the Corporation’s management, internal accounting department, or independent auditors.

2.	Composition and Membership

The Committee shall be composed of not less than three members, each of whom shall be a director of the Corporation. All members of the Committee shall not be an officer or employee of the Corporation, and shall satisfy the applicable independence and experience requirements of the laws governing the Corporation, the applicable stock exchanges on which the Corporation’s securities are listed and applicable securities regulatory authorities.

Each member of the Committee shall be financially literate as such qualification is interpreted by the Board in its business judgment. At least one member of the Committee will qualify as an audit committee financial expert as defined by the U.S. Securities and Exchange Commission (the “SEC”) or as interpreted by the Ontario Securities Commission.

Members of the Committee shall be appointed or reappointed at the annual meeting of the Corporation and, in the normal course of business, will serve a minimum of three years. Each member shall continue to be a member of the Committee until a successor is appointed, unless the member resigns, is removed, ceases to be a director or ceases to meet the requirements established by any applicable securities’ regulatory authority, including but not limited to the Ontario Securities Commission and the SEC. The Board may fill a vacancy that occurs in the Committee at any time.

The Board or, in the event of its failure to do so, the members of the Committee, shall appoint or reappoint, at the annual meeting of the Corporation, a Chair among their number. The Chair shall not be a former Officer of the Corporation. Such Chair shall serve as a liaison between members and senior management.

The time and place of meetings of the Committee and the procedure at such meetings shall be determined from time to time by the members provided that:

a.	a quorum for meetings shall be a majority of the members, present in person or by telephone or via video conferencing or other telecommunication device that permits all persons participating in the meeting to speak or hear each other;
b.	the Committee shall meet at least quarterly;
c.	notice of the time and place of every meeting shall be given in writing or by telephone, facsimile, email or other electronic communication to each member of the Committee at least 24 hours in advance of such meeting;
d.	the Committee shall direct management to maintain minutes or other records of meetings and activities of the Committee and shall ensure minutes are kept in sufficient detail to convey the substance of all discussions held. Upon approval of the minutes by the Committee, the minutes shall be circulated to members of the Board;
e.	The independent auditor is entitled to attend and be heard at each Committee meeting, and in addition, the Committee may invite to a meeting any officers or employees of the Corporation, legal counsel, advisors and other persons whose attendance it considers necessary or desirable in order to carry out its responsibilities; and
f.	The Committee may act by unanimous written consent in lieu of a meeting.

The Committee shall report to the Board on its activities after each of its meetings. The Committee shall review and assess the adequacy of this Charter annually and, where necessary, recommend changes to the Board for its approval. The Committee shall undertake and review with the Board an annual performance evaluation of the Committee, which shall assess the performance of the Committee against the requirements of this Charter. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate. The report to the Board of Directors may take the form of an oral report by the chairperson of the Committee or any other designated member of the Committee.

3.	Duties and Responsibilities

3.1	Oversight of the Independent Auditor

a.	Sole authority to recommend to the Board for its approval, the appointment or replacement of the independent auditor and its compensation (subject to shareholder ratification) and responsibility for the oversight of the work of the independent auditor (including resolution of disagreements between company management (“Management”) and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work. The independent auditor shall report directly to the Committee;
b.	Sole authority to pre-approve all audit services as well as non-audit services (including the fees, terms and conditions for the performance of such services) to be performed by the independent auditor;
c.	Evaluate the qualifications, performance and independence of the independent auditor, including (i) reviewing and evaluating the lead partner on the independent auditor's engagement with the Corporation, and (ii) considering whether the auditor's quality controls are adequate, and the provision of permitted non-audit services is compatible with maintaining the auditor's independence;
d.	Obtain and review a report from the independent auditor at least annually regarding: the independent auditor's internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; any steps taken to address any such issues; and all relationships between the independent auditor and the Corporation;
e.	Review and discuss with Management and the independent auditor prior to the annual audit the scope, planning and staffing of the annual audit;

f.	Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law; and
g.	Review as necessary policies for the Corporation's hiring of partners, employees or former partners and employees of the independent auditor.

3.2	Financial Reporting

a.	Review and discuss with Management and the independent auditor the annual audited financial statements prior to the publication of earnings. Provide recommendation to the Board for final approval.
b.	Review and discuss with Management the Corporation's annual and quarterly disclosures made in Management's Discussion and Analysis. The Committee shall approve Annual Information Form, as required by applicable law.
c.	Review and discuss with Management and the independent auditor Management's report on its assessment of internal controls over financial reporting and the independent auditor's attestation report on Management's assessment, if required.
d.	Review and discuss with Management the Corporation's quarterly financial statements prior to the publication of earnings.
e.	Review and discuss with Management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Corporation's financial statements, including any significant changes in the Corporation's selection or application of accounting principles, any major issues as to the adequacy of the Corporation's internal controls and any special steps adopted in light of material control deficiencies.
f.	Review and discuss with Management and the independent auditor at least annually reports from the independent auditors on: critical accounting policies and practices to be used; significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements; alternative treatments of financial information within International Financial Reporting Standards (IFRS) or generally accepted accounting principles that have been discussed with Management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written communications between the independent auditor and Management, such as any management letter or schedule of unadjusted differences.
g.	Discuss with the independent auditor at least annually any “Management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Corporation.
h.	Review and discuss with Management and the independent auditor at least annually any significant changes to the Corporation's accounting principles and practices suggested by the independent auditor, internal audit personnel or Management.
i.	Discuss with Management the Corporation's earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings and revenue guidance (if any) provided to analysts and rating agencies.
j.	Review and discuss with Management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation's financial statements.
k.	Review and discuss with the Chief Executive Officer and the Chief Financial Officer at least annually the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual filings with applicable securities regulatory authorities.
l.	Review disclosures made by the Corporation's Chief Executive Officer and Chief Financial Officer during their certification process for the annual filing with applicable securities regulatory authorities about any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation's ability to record, process, summarize and report financial data or any material weaknesses in the internal controls, and any fraud involving Management or other employees who have a significant role in the Corporation's internal controls.
m.	Discuss with the Corporation's Corporate Secretary at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Corporation or any of its subsidiaries from regulators or governmental agencies.

3.3	Oversight of Risk Management

a.	Review and approve Management's risk philosophy and risk management policies annually.
b.	Review with Management, at least annually, reports demonstrating compliance with risk management policies.
c.	Review with Management the quality and competence of Management appointed to administer risk management policies.
d.	Review reports from the independent auditor at least annually relating to the adequacy of the Corporation's risk management practices together with Management's responses.
e.	Discuss with Management at least annually the Corporation's major financial risk exposures and the steps Management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies.

3.4	Oversight of Regulatory Compliance

a.	Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
b.	Discuss with Management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Corporation's financial statements or accounting.
c.	Meet with the Corporation's regulators, according to applicable law.
d.	Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board.
e.	Oversee all matters related to the Corporation's financing activities, including the review of financial strategies, capital structure, liquidity management, and compliance with applicable regulatory requirements. Funding for the Independent Auditor and Retention of Other Independent Advisors

4.	FUNDING FOR THE INDEPENDENT AUDITOR AND RETENTION OF OTHER INDEPENDENT ADVISORS

The Corporation shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee. The Committee shall also have the authority to retain and, at Bitfarms’ expense, to set and pay the compensation for such other independent counsel and other advisors as it may from time to time deem necessary or advisable for its purposes. The Committee also has the authority to communicate directly with internal and external auditors.

5.	PROCEDURES FOR RECEIPT OF COMPLAINTS AND SUBMISSIONS RELATING TO ACCOUNTING MATTERS

a.	The Corporation has adopted a Whistleblower Policy (the “Whistleblower Policy”), copies of which shall be made available to directors, officers, employees, consultants and contractors of the Company, either directly or by posting to the Bitfarms website at www.bitfarms.com. The Corporation shall inform employees on the Corporation’s intranet, if there is one, or via e-mail that is disseminated to all employees at least annually, about the Whistleblower Policy. Pursuant to the Whistleblower Policy, any person with a complaint or concern regarding a financial matter (or other matter relating to the Corporation) may submit anonymous complaints or concerns via an independent third-party platform (the “Complaints Platform”) available at http://bitfarms.ethicspoint.com/ or http://bitfarmsmobile.ethicspoint.com/ or by telephone at:

•	1-844-992-4862 toll-free, (within the United States, Guam, Puerto Rico and Canada);
•	008-11-800 then dial 844-486-1618 (from Paraguay);
•	0-800-222-1288 then dial 1-844-486-1618 (from Argentina).

These reporting channels are accessible 24 hours a day, 7 days a week.

b.	The Committee will ensure the Whistleblower Policy provides review procedures for: (a) the receipt, retention and resolution of complaints received by the listed issuer regarding accounting, internal accounting controls, or auditing matters; and (b) The confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
c.	Upon receipt of a report from the Whistleblower reporting mechanism, the Committee shall discuss the report and take such steps as the Committee may deem appropriate. Any reports so received will be kept confidential and the identity of employees making complaints or submissions shall only be communicated to the Committee or the Chair of the Committee.
d.	Such reports or submissions shall be reported to the Committee as frequently as the Committee deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meetings of the Committee called to approve interim and annual financial statements of the Corporation.
e.	The Committee will inform the Board of the filed complaints or concerns at regularly scheduled meetings (unless they are unfounded or unless the materiality of the complaint requires earlier action).
f.	The Chair of the Committee, or Corporate Secretary, shall retain a record of complaint or submission received for a period of six years following resolution of the complaint or submission.

6.	PROCEDURES FOR APPROVAL OF NON-AUDIT SERVICES

6.1	The Corporation’s external auditors shall be prohibited from performing for the Corporation the following categories of non-audit services:

a.	bookkeeping or other services related to the Corporation’s accounting records or financial statements;
b.	financial information systems design and implementation;
c.	appraisal or valuation services, fairness opinion or contributions-in-kind reports;
d.	actuarial services;
e.	internal audit outsourcing services;
f.	management functions;
g.	human resources;
h.	broker or dealer, investment adviser or investment banking services;
i.	legal services;
j.	expert services unrelated to the audit; and
k.	any other service that the Canadian Public Accountability Board determines is impermissible.

6.2	In the event that the Corporation wishes to retain the services of the Corporation’s external auditors for tax compliance, tax advice or tax planning, the Chief Financial Officer of the Corporation shall consult with the Chair of the Committee, who shall have the authority to approve or disapprove on behalf of the Committee, such non-audit services. All other non-audit services shall be approved or disapproved by the Committee as a whole.

6.3	The Chief Financial Officer of the Corporation shall maintain a record of non-audit services approved by the Chair of the Committee or the Committee for each fiscal year and provide a report to the Committee no less frequently than on a quarterly basis.

7.	REPORTING

The Chair will report to the Board at each Board meeting on the Committee’s activities since the last Board meeting. The Committee will annually review and approve the Committee’s report for inclusion in the Annual Information Form. The Corporate Secretary will circulate the minutes of each meeting of the Committee to the members of the Board.

8.	ACCESS TO INFORMATION AND AUTHORITY

The Committee will be granted unrestricted access to all information regarding Bitfarms that is necessary or desirable to fulfill its duties and all directors, officers and employees will be directed to cooperate as requested by Members.

9.	REVIEW OF CHARTER

The Committee will annually review and assess the adequacy of this Charter and recommend any proposed changes to the Board for consideration.

Dated: June 12, 2019

Revised and updated: March 7, 2025 (previously revised on December 2023, and March 24, 2022)

Approved by: Board of Director

SCHEDULE “B”

BITFARMS LTD.

(the "Company")

LONG TERM INCENTIVE PLAN

SECTION 1.	ESTABLISHMENT AND PURPOSE OF THIS PLAN

The Company wishes to establish this long-term performance incentive plan ("Plan"). The purpose of this Plan is to promote the long-term success of the Company and the creation of Shareholder value by: (a) encouraging the attraction and retention of Eligible Persons; (b) encouraging such Eligible Persons to focus on critical long-term objectives; and (c) promoting greater alignment of the interests of such Eligible Persons with the interests of the Company.

To this end, this Plan provides for the grant of Restricted Share Units, Performance Share Units, Deferred Share Units and Options to Eligible Persons as further described in this Plan.

The Plan and the Restricted Share Units, Performance Share Units, Deferred Share Units and Options issuable under the Plan are subject to the corporate finance manual of the Exchange.

This Plan is a 10% rolling plan, permitting the issuance of up to 10% of the issued and outstanding Shares in respect of Awards granted hereunder.

SECTION 2.	DEFINITIONS

As used in this Plan, the following terms shall have the meanings set forth below:

(a)	“Former Plan” means the Company’s Long-Term Incentive Plan, as adopted on May 18, 2021, and amended on March 18, 2021, March 3, 2022, January 15, 2024 and April 16, 2024;

(b)	"Associate" has the meaning ascribed thereto in the Securities Act;

(c)	“Affiliate” has the meaning ascribed thereto in the Manual;

(d)	"Award" means any award of Restricted Share Units, Performance Share Units, Deferred Share Units, or Options granted under this Plan;

(e)	"Award Agreement" means any written agreement, contract, or other instrument or document, including an electronic communication, as may from time to time be designated by the Company as evidencing any Award granted under this Plan;

(f)	“Blackout Period” means, with respect to any person, the period of time when, pursuant to any policies or determinations of the Company, securities of the Company may not be traded by such person, including any period when such person has material undisclosed information with respect to the Company, but excluding any period during which a regulator has halted trading in the Company's securities;

(g)	"Board" means the board of directors of the Company;

(h)	"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in Toronto, Ontario, Canada, for the transaction of banking business;

(i)	“Cashless Exercise” has the meaning given to that term in Section 5(d)(xi);

(j)	"Cessation Date" means, the effective date on which a Participant ceases to be a Director of the Company or a Subsidiary for any reason;

(k)	"Change of Control" means, unless otherwise defined in the Participant’s employment or service agreement or in the applicable Award Agreement, the occurrence of any of the following:

(i)	any transaction at any time and by whatever means pursuant to which any Person or any group of two or more Persons acting jointly or in concert (other than the Company or any wholly owned subsidiary of the Company) thereafter acquires the direct or indirect "beneficial ownership" (as defined in the Business Corporations Act (Ontario)) of, or acquires the right to exercise control or direction over, securities of the Company representing 50% or more of the then issued and outstanding voting securities of the Company in any manner whatsoever, including, without limitation, as a result of a Take-over Bid, an issuance or exchange of securities, an amalgamation of the Company with any other Person, an arrangement, a capital reorganization or any other business combination or reorganization;

(ii)	the sale, assignment or other transfer of all or substantially all of the assets of the Company to a Person or any group of two or more Persons acting jointly or in concert (other than a wholly owned subsidiary of the Company);

(iii)	the date which is 10 business days prior to the consummation of a complete dissolution or liquidation of the Company, except in connection with the distribution of assets of the Company to one or more Persons which were wholly-owned subsidiaries of the Company prior to such event;

(iv)	the occurrence of a transaction requiring approval of the Company's security holders whereby the Company is acquired through consolidation, merger, exchange of securities, purchase of assets, amalgamation, statutory arrangement or otherwise by any Person or any group of two or more Persons acting jointly or in concert (other than an exchange of securities with a wholly-owned subsidiary of the Company); or

(v)	a majority of the members of the Board are replaced during any twelve-month period by directors whose appointment or election is not endorsed by a majority of the Board before the date of appointment or election;

provided that an event described in this definition shall not constitute a Change of Control where such event occurs as a result of a Permitted Reorganization;

(l)	"Committee" means such committee of the Board performing functions in respect of compensation as may be determined by the Board from time to time;

(m)	"Company" means Bitfarms Ltd., a company continued under the Business Corporations Act (Ontario), and any of its successors or assigns;

(n)	“Constructive Dismissal” unless otherwise defined in the Participant's employment agreement or in the applicable Award Agreement, has the meaning ascribed thereto pursuant to the common law and shall include, without in any way limiting its meaning under the common law, any material change (other than a change which is clearly consistent with a promotion) imposed by the Company, or any of its subsidiaries or Affiliates, without the Participant's consent to the Participant's title, responsibilities or reporting relationships, or a material reduction of the Participant's compensation except where such reduction is applicable to all officers, if the Participant is an officer, or all employees, if the Participant is an employee of the Employer, provided that the termination of any Participant shall be considered to arise as a result of Constructive Dismissal only if such termination occurs due to such Participant resigning from employment within 30 days of the occurrence of the event described as giving rise to such Constructive Dismissal;

(o)	"Consultant" means a Person (other than a Key Employee or Director) that:

(i)	is engaged to provide, on an ongoing bona fide basis, consulting, technical, management or other services to the Company or an affiliate of the Company, other than services provided in relation to a distribution (as defined in the Securities Act);

(ii)	provides the services under a written contract between the Company or any of its subsidiaries and the Person or the Company, as the case may be; and

(iii)	in the reasonable opinion of the Company, spends or will spend a significant amount of time on the affairs and business of the Company or of any of the Company’s subsidiaries;

and:

(iv)	if the Person is an individual, includes a corporation of which such individual is an employee or Shareholder, and a partnership of which the individual is an employee or partner; and

(v)	if the Person is not an individual, includes an employee, executive officer or director of the Consultant, provided that the individual employee, executive officer or director spends or will spend a significant amount of time on the affairs and business of the Company or an affiliate of the Company;

(p)	"Current Market Price" means the five-day volume-weighted average closing price of the Shares on the Exchange on the immediately preceding five (5) Trading Days on which trading in the Shares took place prior to the relevant grant or exercise date, which in no case may be less than the discounted market price permitted by the Exchange;

(q)	"Deferred Share Unit" or “DSU” means a right to receive on a deferred basis a payment in either Shares or cash as provided in Section 5(c) hereof and subject to the terms and conditions of this Plan and the applicable Award Agreement;

(r)	"Determination Date" means a date determined by the Board in its sole discretion but not later than 90 days after the expiry of a Performance Cycle;

(s)	"Director" means a member of the Board;

(t)	"Disability" means any medical condition which qualifies a Participant for benefits under a long-term disability plan of the Company or Subsidiary;

(u)	"Disinterested Shareholder Approval" means approval by a majority of the votes cast by all the Company's Shareholders at a duly constituted meeting of Shareholders, excluding votes attached to Shares beneficially owned by Insiders to whom Awards may be granted under this Plan, or, with respect to a grant, issue or amendment of an Award that requires Disinterested Shareholder Approval pursuant to the rules and policies of the Exchange, approval by a majority of the votes cast by all the Company's Shareholders at a duly constituted meeting of Shareholders, excluding votes attached to Shares beneficially owned by Eligible Persons that hold or will hold an Award subject to such grant, issue or amendment, and the Associates and Affiliates of such Eligible Persons;

(v)	"Effective Date" has the meaning ascribed thereto in Section 8;

(w)	"Election Form" means the form to be completed by a Director specifying the amount of Fees he or she wishes to receive in Deferred Share Units under this Plan;

(x)	"Eligible Person" means Directors, officers, Key Employees, Consultants or management company employees of the Company and its Subsidiaries, or companies in which Directors, officers, Key Employees, Consultants or management company employees of the Company have control;

(y)	"Exchange" means the Toronto Stock Exchange, or such other stock exchange upon which the Shares of the Company may become listed for trading from time to time;

(z)	"Fees" means the annual board retainer, chair fees, meeting attendance fees or any other fees payable to a Director by the Company;

(aa)	"Grant Date" means, for any Award, the date specified by the Board as the grant date at the time it grants the Award or, if no such date is specified, the date upon which the Award was actually granted;

(bb)	"Insider" has the meaning attributed thereto in the Manual;

(cc)	"Investor Relations Activities" means any activities, by or on behalf of the Company or a Shareholder of the Company, that promote or reasonably could be expected to promote the purchase or sale of securities of the Company, but does not include:

(i)	the dissemination of information provided, or records prepared, in the ordinary course of business of the Company

A.	to promote the sale of products or services of the Company, or

B.	to raise public awareness of the Company,

that cannot reasonably be considered to promote the purchase or sale of securities of the Company;

(ii)	activities or communications necessary to comply with the requirements of:

A.	applicable securities laws;

B.	Exchange requirements or the by-laws, rules or other regulatory instruments of any other self-regulatory body or exchange having jurisdiction over the Company;

(iii)	communications by a publisher of, or writer for, a newspaper, magazine or business or financial publication, that is of general and regular paid circulation, distributed only to subscribers to it for value or to purchasers of it, if:

A.	the communication is only through the newspaper, magazine or publication, and

B.	the publisher or writer receives no commission or other consideration other than for acting in the capacity of publisher or writer; or

(iv)	activities or communications that may be otherwise specified by the Exchange;

(dd)	"Key Employees" means employees, including officers, whether Directors or not, and including both full-time and part-time employees of the Company or any Subsidiary who, by the nature of their positions or jobs are, in the opinion of the Board, in a position to contribute to the success of the Company;

(ee)	“Manual” means the TSX Company Manual, as amended from time to time;

(ff)	“Net Exercise” has the meaning given to that term in Section 5(d)(x);

(gg)	"Option" means incentive share purchase options entitling the holder thereof to purchase Shares;

(hh)	"Participant" means any Eligible Person to whom Awards under this Plan are granted;

(ii)	"Participant's Account" means a notional account maintained for each Participant's participation in this Plan which will show any Restricted Share Units, Performance Share Units, Deferred Share Units, or Options credited to a Participant from time to time;

(jj)	"Performance-Based Award" means, collectively, Performance Share Units and Restricted Share Units;

(kk)	"Performance Criteria" means criteria established by the Board which, without limitation, may include criteria based on the Participant's personal performance and/or financial performance of the Company and its Subsidiaries, and that are to be used to determine the vesting of the Performance Share Units;

(ll)	"Performance Cycle" means the applicable performance cycle of the Performance Share Units as may be specified by the Board in the applicable Award Agreement;

(mm)	"Performance Share Unit" means a right awarded to a Participant to receive a payment in Shares as provided in Section 5(b) hereof and subject to the terms and conditions of this Plan and the applicable Award Agreement;

(nn)	“Permitted Reorganization” means a reorganization of the Company, whether alone or in any combination with any of its subsidiaries or Affiliates, in circumstances where the shareholdings or ultimate ownership remains substantially the same upon the completion of the reorganization;

(oo)	"Person" means any individual, corporation, partnership, association, joint-stock company, trust, unincorporated organization, or governmental authority or body;

(pp)	"Restriction Period" means the time period between the Grant Date and the Vesting Date of an Award specified by the Board in the applicable Award Agreement, which period shall not be less than 12 months and, in the case of Deferred Share Units, Performance Share Units and Restricted Share Units, shall not exceed 36 months;

(qq)	"Restricted Share Unit" means a right awarded to a Participant to receive a payment in Shares as provided in Section 5(a) hereof and subject to the terms and conditions of this Plan and the applicable Award Agreement;

(rr)	"Retirement" means retirement from active employment with the Company or a Subsidiary with the consent of an officer of the Company or the Subsidiary;

(ss)	"Securities Act" means the Securities Act (Ontario), as amended from time to time;

(tt)	"Security-Based Compensation Arrangement" shall have the meaning ascribed thereto in the rules and policies of the Exchange, or in the event that such term is not defined in the rules and policies of the Exchange, shall mean a stock option, stock option plan, employee stock purchase plan, long-term incentive plan or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares from treasury to one or more eligible Key Employees, officers, Insiders, service providers or Consultants of the Company or a Subsidiary;

(uu)	“Shareholder” means a registered or beneficial holder of shares or, if the context requires, other securities of a Company;

(vv)	"Shares" means the common shares of the Company;

(ww)	"Subsidiary" means a corporation, company or partnership that is controlled, directly or indirectly, by the Company;

(xx)	“Take-over Bid” means a take-over bid as defined in National Instrument 62-104 – Take-over Bids and Issuer Bids, as amended from time to time;

(yy)	"Termination Date" means, as applicable: (i) in the event of a Participant's Retirement, voluntary termination or termination of employment as a result of a Disability, the date on which such Participant ceases to be an employee or a Consultant of the Company or a Subsidiary; and (ii) in the event of termination of the Participant's employment or consulting contract by the Company or a Subsidiary, the date on which such Participant is advised by the Company or a Subsidiary, in writing or verbally, that his or her services are no longer required;

(zz)	"Trading Day" means any date on which the Exchange is open for trading;

(aaa)	“Triggering Event” means the consummation of any one of the following:

A.	the dissolution, liquidation or wind-up of the Company;

B.	a merger, amalgamation, arrangement or reorganization of the Company with one or more corporations as a result of which, immediately following such event, the shareholders of the Company as a group, as they were immediately prior to such event, are expected to hold less than a majority of the outstanding capital stock of the surviving corporation;

C.	the acquisition of all or substantially all of the issued and outstanding shares of the Company by one or more Persons or Entities;

D.	a Change of Control of the Company;

E.	the sale or other disposition of all or substantially all of the assets of the Company; or

F.	a material alteration of the capital structure of the Company which, in the opinion of the Board, is of such a nature that it is not practical or feasible to make adjustments to this Plan or to Awards granted hereunder to permit the Plan and Awards granted hereunder to stay in effect.

(bbb)	“TSX” means the Toronto Stock Exchange;

(ccc)	"Vesting Date" means in respect of any Award, the date when the Award is fully vested in accordance with the provisions of this Plan and the applicable Award Agreement; and

(ddd)	“VWAP” means volume weighted average trading price of the Shares on the Exchange calculated by dividing the total value by the total volume of such securities traded for the five (5) trading days immediately preceding the exercise of the subject Award.

SECTION 3.	ADMINISTRATION

(a)	BOARD TO ADMINISTER PLAN. Except as otherwise provided herein, this Plan shall be administered by the Board and the Board shall have full authority to administer this Plan, including the authority to interpret and construe any provision of this Plan and to adopt, amend and rescind such rules and regulations for administering this Plan as the Board may deem necessary in order to comply with the requirements of this Plan.

(b)	DELEGATION TO COMMITTEE. All of the powers exercisable hereunder by the Board may, to the extent permitted by applicable law and as determined by resolution of the Board, be delegated to and exercised by the Committee or such other committee as the Board may determine.

(c)	INTERPRETATION. All actions taken and all interpretations and determinations made or approved by the Board in good faith shall be final and conclusive and shall be binding on the Participants and the Company.

(d)	NO LIABILITY. No Director shall be personally liable for any action taken or determination or interpretation made or approved in good faith in connection with this Plan and the Directors shall, in addition to their rights as Directors, be fully protected, indemnified and held harmless by the Company with respect to any such action taken or determination or interpretation made. The appropriate officers of the Company are hereby authorized and empowered to do all things and execute and deliver all instruments, undertakings and applications and writings as they, in their absolute discretion, consider necessary for the implementation of this Plan and of the rules and regulations established for administering this Plan. All costs incurred in connection with this Plan shall be for the account of the Company.

SECTION 4.	SHARES AVAILABLE FOR AWARDS

(a)	LIMITATIONS ON SHARES AVAILABLE FOR ISSUANCE.

(i)	The aggregate number of Shares issuable under this Plan alone or when combined with all other Security-Based Compensation Arrangements of the Company shall not exceed 10% of the issued and outstanding Shares at any point in time. In the event that an Award is exercised, cancelled, repurchased, expires unexercised, or is terminated in accordance with the Plan, the Shares that were reserved for issuance in connection with such Award will be returned to the pool of available Awards authorized for issuance under the Plan and will be available for reservation pursuant to a new Award grant under the Plan;

(ii)	Unless disinterested shareholder approval is obtained, the aggregate number of Shares which may be issued to any one Participant, under this Plan alone or when combined with all other Security-Based Compensation Arrangement of the Company, in any twelve (12) month period shall not exceed five (5%) percent of the issued and outstanding Shares, calculated as of the Grant Date;

(iii)	Notwithstanding any other provision in this Section 4, unless disinterested shareholder approval is obtained, the number of the Shares: i) issued to Insiders, within any one-year period, and ii) issuable to Insiders, at any time, under the Plan, or when combined with all of the Company’s other Security-Based Compensation Arrangements, cannot exceed 10% of the issued and outstanding Shares, respectively.

(b)	ACCOUNTING FOR AWARDS.

For purposes of this Section 4:

(i)	If an Award is denominated in Shares, the number of Shares covered by such Award, or to which such Award relates, shall be counted on the Grant Date of such Award against the aggregate number of Shares available for granting Awards under this Plan; and

(ii)	Notwithstanding anything herein to the contrary, any Shares related to Awards which terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such Shares, are settled in cash in lieu of Shares, or are exchanged with the Board’s permission, prior to the issuance of Shares, for Awards not involving Shares, shall be available again for granting Awards under this Plan.

(c)	ANTI-DILUTION. If the number of outstanding Shares is increased or decreased as a result of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement, consolidation, reclassification, spin-off or other distribution (other than normal cash dividends) of the Company’s assets to shareholders, or any other change in the capital of the Company affecting the Shares, the Board will make appropriate proportionate adjustments, if any, in accordance with the terms of this Plan, the policies of the Exchange, and applicable laws, to the number and price (or other basis upon which an Award is measured) of Restricted Share Units, Performance Share Units, Deferred Share Units and/or Options credited to a Participant. Any additional Awards credited to a Participant in lieu of dividends declared by the Company based on Awards held by the Participant will be included in calculating the limits enumerated in Section 4(a) of the Plan. If such additional Awards result in the Company breaching any of the limits in Section 4(a) of the Plan, the Company shall settle such Awards in cash on the basis of the difference between the price the Participant is required to pay to exercise the Award, if any, and the Current Market Price. Such cash settlement shall only be to the extent that the additional Awards granted in lieu of dividends declared by the Company do not breach the limits enumerated in Section 4(a). Any determinations by the Board as to appropriate adjustments, if any, shall be made in its sole discretion and all such determinations and adjustments shall be conclusive and binding for all purposes under this Plan.

(d)	FORMER PLAN. From and after the Effective Date, the Former Plan shall be cancelled and deemed to be cancelled, and all awards granted thereunder shall be governed and deemed to be governed by the provisions of this Plan as existing Awards under this Plan.

SECTION 5.	AWARDS

(a)	RESTRICTED SHARE UNITS

(i)	ELIGIBILITY AND PARTICIPATION. Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant Awards of Restricted Share Units to Eligible Persons. Restricted Share Units granted to a Participant shall be credited, as of the Grant Date, to the Participant's Account. The number of Restricted Share Units to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with this Plan. Each Restricted Share Unit shall, contingent upon the lapse of any restrictions, represent one (1) Share. The number of Restricted Share Units granted pursuant to an Award and the Restriction Period in respect of such Restricted Share Units shall be specified in the applicable Award Agreement. The form of Restricted Share Unit Award Agreement is attached hereto as Schedule “A”. The Company reserves the right to use such other form of Restricted Share Unit Award Agreement as the Company may determine in its sole discretion.

(ii)	RESTRICTIONS. Restricted Share Units shall be subject to such restrictions as the Board, in its sole discretion, may establish in the applicable Award Agreement, which restrictions may lapse separately or in combination at such time or times and on such terms, conditions and satisfaction of objectives as the Board may, in its discretion, determine at the time an Award is granted.

(iii)	VESTING. All Restricted Share Units will vest and become payable by the issuance of Shares at the end of the Restriction Period if all applicable restrictions have lapsed, as such restrictions may be specified in the Award Agreement.

(iv)	CHANGE OF CONTROL. In the event a Participant that was granted Restricted Share Units ceases to be an Eligible Person during the 12-month period following a Change of Control due to the Company terminating the Participant’s service to the Company without cause, or pursuant to a Constructive Dismissal, all restrictions upon any Restricted Share Units held by such Participant shall lapse immediately and all such Restricted Share Units shall become fully vested in the Participant and will accrue to the Participant in accordance with Section 5(a)(ix) hereof.

(v)	DEATH. Other than as may be set forth in the applicable Award Agreement, upon the death of a Participant, any Restricted Share Units granted to such Participant which, prior to the Participant's death, have not vested, will be immediately and automatically forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever. Any Restricted Share Units granted to such Participant which, prior to the Participant's death, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant's estate in accordance with Section 5(a)(ix) hereof.

(vi)	TERMINATION OF EMPLOYMENT OR SERVICE.

A.	Where, in the case of Key Employees or Consultants, a Participant's employment is terminated by the Company or a Subsidiary for cause, or consulting contract, subject to the applicable Award Agreement, is terminated as a result of the Consultant’s breach, all Restricted Share Units granted to the Participant under this Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date.

B.	Where, in the case of Key Employees or Consultants, a Participant's employment or consulting contract is terminated by the Company or a Subsidiary without cause, by voluntary termination or due to Retirement by the Participant, all Restricted Share Units granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date, provided, however, that any Restricted Share Units granted to such Participant which, prior to the Participant's termination without cause, voluntary termination or Retirement, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant in accordance with Section 5(a)(ix) hereof.

C.	Upon termination of a Participant's employment with the Company or a Subsidiary, or upon termination of a Consultant’s contract, the Participant's eligibility to receive further grants of Awards of Restricted Share Units under this Plan shall cease as of the Termination Date.

(vii)	DISABILITY. Where, in the case of Key Employees or Consultants, a Participant becomes afflicted by a Disability, all Restricted Share Units granted to the Participant under this Plan will continue to vest in accordance with the terms of such Restricted Share Units, provided, however, that no Restricted Share Units may be redeemed during a leave of absence. Where, in the case of Key Employees or Consultants, a Participant’s employment or consulting contract is terminated due to Disability, all Restricted Share Units granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date, provided, however, that any Restricted Share Units granted to such Participant which, prior to the Participant's termination due to Disability, had vested pursuant to terms of the applicable Award Agreement will accrue to the Participant in accordance with Section 5(a)(ix) hereof.

(viii)	CESSATION OF DIRECTORSHIP. Where, in the case of Directors, a Participant ceases to be a Director for any reason, any Restricted Share Units granted to the Participant under this Plan that have not yet vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Cessation Date, provided, however, that any Restricted Share Units granted to such Participant which, prior to the Cessation Date for any reason, had vested pursuant to the terms of the applicable Award Agreement will accrue to the Participant in accordance with Section 5(a)(ix) hereof.

(ix)	PAYMENT OF AWARD. As soon as practicable after each Vesting Date of an Award of Restricted Share Units and in any event within 10 Business Days following the Vesting Date and no later than December 31 of the calendar year which is three (3) years after the calendar year in which the Restricted Share Units are granted, and subject to the applicable Award Agreement which in no case shall provide that such Restricted Share Units expire in a period greater than 12 months from the Termination Date, the Restricted Share Units shall be settled in either cash or Shares, as the Company may so determine, unless otherwise provided in the Award Agreement, as follows:

A.	the Company shall issue from treasury to the Participant, or if Section 5(a)(v) applies, to the Participant's estate, a number of Shares equal to the number of Restricted Share Units credited to the Participant's Account that become payable on the Vesting Date; or

B.	a cash payment in an amount equal to the Current Market Price on the trading date prior to the Vesting Date multiplied by the quantity of Restricted Share Units credited to a Participant's Account, and certified funds shall be paid for the Restricted Stock Units, net of applicable withholdings.

Where the Vesting Date of a Restricted Share Unit occurs during a Blackout Period, the settlement period for such Restricted Share Unit shall be extended to the date that is 10 Business Days following the end of such Blackout Period.

As of the Vesting Date, the Restricted Share Units in respect of which such Shares are issued shall be cancelled and no further payments shall be made to the Participant under this Plan in relation to such Restricted Share Units.

(b)	PERFORMANCE SHARE UNITS

(i)	ELIGIBILITY AND PARTICIPATION. Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant Awards of Performance Share Units to Eligible Persons. Performance Share Units granted to a Participant shall be credited, as of the Grant Date, to the Participant's Account. The number of Performance Share Units to be credited to each Participant shall be determined by the Board, in its sole discretion, in accordance with this Plan. Each Performance Share Unit shall, contingent upon the attainment of the Performance Criteria within the Performance Cycle, represent one (1) Share, unless otherwise specified in the applicable Award Agreement. The number of Performance Share Units granted pursuant to an Award, the Performance Criteria which must be satisfied in order for the Performance Share Units to vest and the Performance Cycle in respect of such Performance Share Units shall be specified in the applicable Award Agreement. The form of Performance Share Unit Award Agreement is attached hereto as Schedule “B”. The Company reserves the right to use such other form of Performance Share Unit Award Agreement as the Company may determine in its sole discretion.

(ii)	PERFORMANCE CRITERIA. The Board will select, settle and determine the Performance Criteria (including without limitation the attainment thereof), for purposes of the vesting of the Performance Share Units, in its sole discretion. An Award Agreement may provide the Board with the right, during a Performance Cycle or after it has ended, to revise the Performance Criteria and the Award amounts if unforeseen events (including, without limitation, changes in capitalization, an equity restructuring, an acquisition or a divestiture) occur which have a substantial effect on the financial results and which in the sole judgment of the Board make the application of the original Performance Criteria unfair or inappropriate unless a revision is made. Notices will be provided by the Company to applicable regulatory authorities or stock exchanges as may be required with respect to the foregoing.

(iii)	VESTING. All Performance Share Units will vest and become payable to the extent that the Performance Criteria set forth in the Award Agreement are satisfied for the Performance Cycle, at a time no earlier than the Restriction Period, the determination of the satisfaction of which shall be made by the Board on the Determination Date.

(iv)	CHANGE OF CONTROL. In the event a Participant that was granted Performance Share Units ceases to be an Eligible Person during the 12-month period following a Change of Control due to the Company terminating the Participant’s service to the Company without cause, or pursuant to a Constructive Dismissal, all Performance Criteria applicable to such Performance Share Units and any other vesting criteria will be deemed achieved at 100% of target levels, all other terms and conditions will be deemed met, and such Performance Share Units shall become fully vested in such Participant and shall become payable to the Participant in accordance with Section 5(b)(viii) hereof, provided that the Performance Cycle for all such Performance Share Units shall be deemed to have ended on the date the Participant ceased to be an Eligible Person.

(v)	DEATH. Other than as may be set forth in the applicable Award Agreement and below, upon the death of a Participant, all Performance Share Units granted to the Participant which, prior to the Participant's death, have not vested, will immediately and automatically be forfeited and cancelled without further action and without any cost or payment, and the Participant or his or her estate, as the case may be, shall have no right, title or interest therein whatsoever, provided, however, the Board may determine, in its sole discretion, the number of the Participant's Performance Share Units that will vest based on the extent to which the applicable Performance Criteria set forth in the Award Agreement have been satisfied in that portion of the Performance Cycle that has lapsed. The Performance Share Units that the Board determines to have vested shall become payable in accordance with Section 5(b)(viii) hereof.

(vi)	TERMINATION OF EMPLOYMENT OR SERVICE.

A.	Where, in the case of Key Employees or Consultants, a Participant's employment is terminated by the Company or a Subsidiary for cause, or consulting contract, subject to the applicable Award Agreement, is terminated as a result of the Consultant’s breach, all Performance Share Units granted to the Participant under this Plan will immediately terminate without payment, be forfeited and cancelled and shall be of no further force or effect as of the Termination Date.

B.	Where, in the case of Key Employees or Consultants, other than as may be set forth in the applicable Award Agreement and below, a Participant's employment or consulting contract is terminated by the Company or a Subsidiary without cause, by voluntary termination or due to Retirement, all Performance Share Units granted to the Participant which, prior to the Participant's termination without cause, by voluntary termination or due to Retirement, have not vested, will immediately and automatically be forfeited and cancelled without further action and without any cost or payment, and the Participant shall have no right, title or interest therein whatsoever as of the Termination Date, provided, however, the Board may determine, in its sole discretion, the number of the Participant's Performance Share Units that will vest based on the extent to which the applicable Performance Criteria set forth in the Award Agreement have been satisfied in that portion of the Performance Cycle that has lapsed. The Performance Share Units that the Board determines to have vested shall become payable in accordance with Section 5(b)(viii) hereof.

C.	In the case of Key Employees, upon termination of a Participant's employment with the Company or a Subsidiary, the Participant's eligibility to receive further grants of Awards of Performance Share Units under this Plan shall cease as of the Termination Date.

(vii)	DISABILITY. Where, in the case of Key Employees or Consultants, a Participant becomes afflicted by a Disability, all Performance Share Units granted to the Participant under this Plan will continue to vest in accordance with the terms of such Performance Share Units, provided, however, that no Performance Share Units may be redeemed during a leave of absence. Where, in the case of Key Employees or Consultants, a Participant's employment or consulting contract is terminated due to Disability, all Performance Share Units granted to the Participant under this Plan that have not vested will, unless the applicable Award Agreement provides otherwise and subject to the provisions below, immediately and automatically be forfeited and cancelled without further action and without any cost or payment, and the Participant shall have no right, title or interest therein whatsoever as of the Termination Date, provided, however, that the Board may determine, in its sole discretion, the number of the Participant's Performance Share Units that will vest based on the extent to which the applicable Performance Criteria set forth in the Award Agreement have been satisfied in that portion of the Performance Cycle that has lapsed. The Performance Share Units that the Board determines to have vested shall become payable in accordance with Section 5(b)(viii) hereof.

(viii)	PAYMENT OF AWARD. Subject to the applicable Award Agreement, which in no case shall provide that such Performance Share Units expire in a period greater than 12 months from the Termination Date, payment to Participants in respect of vested Performance Share Units shall be made after the Determination Date for the applicable Award and in any case within ninety (90) days after the last day of the Performance Cycle to which such Award relates. Such payments shall be made entirely in Shares, unless otherwise provided for in the applicable Award Agreement. The Company shall issue from treasury to the Participant, or if Section 5(b)(v) applies, to the Participant's estate, a number of Shares equal to the number of Performance Share Units that have vested. As of the Vesting Date, the Performance Share Units in respect of which such Shares are issued shall be cancelled and no further payments shall be made to the Participant under this Plan in relation to such Performance Share Units.

(c)	DEFERRED SHARE UNITS

(i)	ELIGIBILITY AND PARTICIPATION. Subject to the provisions of this Plan and such other terms and conditions as the Board may prescribe, the Board may, from time to time, grant Awards of Deferred Share Units to Directors. Directors become Participants effective as of the date he or she is first appointed or elected as a Director and cease to be Participants on the Cessation Date for any reason. Deferred Share Units granted to a Participant in accordance with Section 5(c) hereof shall be credited, as of the Grant Date, to the Participant's Account. The form of Deferred Share Unit Award Agreement is attached hereto as Schedule “C”. The Company reserves the right to use such other form of Deferred Share Unit Award Agreement as the Company may determine in its sole discretion.

(ii)	ELECTION. Each Director may elect to receive any part or all of his or her Fees and/or Awards, as applicable, in Deferred Share Units under this Plan. Elections by Participants regarding the amount of their Awards that they wish to receive in Deferred Share Units shall be made no later than 90 days after this Plan is adopted by the Board, and thereafter no later than December 31 of any given year with respect to Awards for the following year. Any Director who becomes a Participant during a fiscal year and wishes to receive an amount of his or her Awards for the remainder of that year in Deferred Share Units must make his or her election within 60 days of becoming a Director.

(iii)	CALCULATION. The number of Deferred Share Units to be credited to the Participant's Account shall be calculated by dividing the amount of Fees selected by a Director in the applicable Election Form by the Current Market Price on the Grant Date, or if more appropriate, another trading range that best represents the period for which the award was earned (or such other price as required under Exchange policies). If, as a result of the foregoing calculation, a Participant shall become entitled to a fractional Deferred Share Unit, the Participant shall only be credited with a full number of Deferred Share Units (rounded down) and no payment or other adjustment will be made with respect to the fractional Deferred Share Unit.

(iv)	PAYMENT OF AWARD. Each Participant shall be entitled to receive, after the effective date that the Participant ceases to be a Director for any reason or any earlier vesting period(s) as may be set forth in the applicable Award Agreement and following the end of the Restriction Period, by providing written notice of settlement to the Company setting out: (a) whether the Deferred Share Units will be settled in cash or Shares, and (b) if applicable, the particulars regarding the registration of the Shares issuable on settlement, and if no such notice is given, then on the first anniversary of the Cessation Date or any earlier period on which the DSUs vested, as the case may be, at the sole discretion of the Participant, either:

A.	that number of Shares equal to the number of Deferred Share Units credited to the Participant's Account, such Shares to be issued from treasury of the Company; or

B.	a cash payment in an amount equal to the Current Market Price on the Cessation Date multiplied by the quantity of Deferred Share Units credited to a Participant's Account, net of applicable withholdings.

For greater certainty, any vesting period as may be set forth in the applicable Award Agreement that is earlier than the date the Participant ceases to be a Director, must be no less than twelve (12) months following the date the Deferred Share Unit is granted to the Participant.

(v)	EXCEPTION. In the event that the value of a Deferred Share Unit would be determined with reference to a period commencing at a fiscal quarter-end of the Company and ending prior to the public disclosure of interim financial statements for the quarter (or annual financial statements in the case of the fourth quarter), the cash payment of the value of the Units will be made to the Participant with reference to the five (5) Trading Days immediately following the public disclosure of the interim financial statements for that quarter (or annual financial statements in the case of the fourth quarter).

(vi)	DEATH. Upon death of a Participant, the Participant's estate shall be entitled to receive, within 120 days after the Participant's death and at the sole discretion of the Board, a cash payment or Shares that would have otherwise been payable in accordance with Section 5(c)(iv) hereof to the Participant upon such Participant ceasing to be a Director.

(d)	OPTIONS

(i)	ELIGIBILITY AND PARTICIPATION. Subject to the provisions of this Plan and such other terms and conditions as the Board may determine, the Board may, from time to time, in its discretion, grant Awards of Options to Eligible Persons. Options granted to a Participant shall be credited, as of the Grant Date, to the Participant's Account. The number of Options to be credited to each Participant shall be determined by the Board in its sole discretion in accordance with this Plan. The form Option Award Agreement is attached hereto as Schedule “D”. The Company reserves the right to use such other form of Option Award Agreement as the Company may determine in its sole discretion.

(ii)	EXERCISE PRICE. The exercise price of the Options shall be determined by the Board at the time the Option is granted and shall not be lower than the Current Market Price on the Grant Date. The Board shall not reprice any Options previously granted under this Plan, except in accordance with the rules and policies of the Exchange. For greater certainty, the Company will be required to obtain Disinterested Shareholder Approval in respect of any reduction in the exercise price of Options, or the extension of the term of an Option, granted to any Participant if the Participant is an Insider at the time of the proposed reduction or extension, if and to the extent required by the rules and policies of the Exchange.

(iii)	TIME AND CONDITIONS OF EXERCISE. The Board shall determine the time or times at which an Option may be exercised in whole or in part, provided that the term of any Option granted under this Plan shall not exceed ten years. The Board shall also determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised.

(iv)	EVIDENCE OF GRANT. All Options shall be evidenced by a written Award Agreement. The Award Agreement shall reflect the Board's determinations regarding the exercise price, time and conditions of exercise (including vesting provisions) and such additional provisions as may be specified by the Board.

(v)	EXERCISE. The exercise of any Option will be contingent upon receipt by the Company of a written notice of exercise in the manner and in the form set forth in the applicable Award Agreement, which written notice shall specify the number of Shares with respect to which the Option is being exercised, and which shall be accompanied by a cash payment, certified cheque or bank draft for the full purchase price of such Shares with respect to which the Option is exercised. Certificates for such Shares shall be issued and delivered to the Participant within a reasonable time following the receipt of such notice and payment. Neither the Participants nor their legal representatives, legatees or distributees will be, or will be deemed to be, a holder of any Shares unless and until the certificates for the Shares issuable pursuant to Options under this Plan are issued to such Participants under the terms of this Plan. Where the expiry date for an Option occurs during a Blackout Period, the expiry date for such Option shall be extended to the date that is 10 business days following the end of such Blackout Period.

(vi)	CHANGE OF CONTROL. In the event a Participant that was granted Options ceases to be an Eligible Person during the 12-month period following a Change of Control due to the Company terminating the Participant’s service to the Company without cause, or pursuant to a Constructive dismissal, each outstanding Option issued to such Participant, to the extent that it shall not otherwise have become vested and exercisable, and subject to the applicable Award Agreement, shall automatically become fully and immediately vested and exercisable, without regard to any otherwise applicable vesting requirement, and may be exercised or surrendered in accordance with this Section 5(d) at any time during the period that terminates on the earlier of the relevant Option’s expiry date and the 90th day after such Participant ceased to be an Eligible Person.

(vii)	DEATH. Where a Participant shall die, any Option held by such Participant at the date of death shall be exercisable in whole or in part only by the person or persons to whom the rights of the Participant under the Option shall pass by the will of the Participant or the laws of descent and distribution for a period of 120 days after the date of death of the Participant or prior to the expiration of the option period in respect of the Option, whichever is sooner, and then only to the extent that such Participant was entitled to exercise the Option at the date of death of such Participant.

(viii)	TERMINATION OF EMPLOYMENT OR SERVICE.

A.	Where, in the case of Key Employees or Consultants, a Participant's employment is terminated by the Company or a Subsidiary for cause, or consulting contract, subject to the applicable Award Agreement, is terminated as a result of the Consultant’s breach, no Option held by such Participant shall be exercisable from the Termination Date.

B.	Where, in the case of Key Employees or Consultants, a Participant's employment or consulting contract is terminated by the Company or a Subsidiary without cause, by voluntary termination by the Participant or due to Retirement, subject to the applicable Award Agreement, any Option held by such Participant at such time shall remain exercisable in full at any time, and in part from time to time, for a period of 60 days after the Termination Date (subject to any longer period set out in the applicable Award Agreement, which period shall not, in any event, exceed 12 months from the Termination Date) or prior to the expiration of the option period in respect of the Option, whichever is sooner, and then only to the extent that such Participant was entitled to exercise the Option at the Termination Date.

C.	Where, in the case of Key Employees or Consultants, a Participant becomes afflicted by a Disability, all Options granted to the Participant under this Plan will continue to vest in accordance with the terms of such Options. Where, in the case of Key Employees or Consultants, a Participant's employment or consulting contract is terminated due to Disability, subject to the applicable Award Agreement, any Option held by such Participant shall remain exercisable for a period of 120 days after the Termination Date (subject to any longer period set out in the applicable Award Agreement, which period shall not, in any event, exceed 12 months from the Termination Date) or prior to the expiration of the option period in respect of the Option, whichever is sooner, and then only to the extent that such Participant was entitled to exercise the Option at the Termination Date.

(ix)	CESSATION OF DIRECTORSHIP. Where, in the case of Directors, a Participant ceases to be a Director for any reason, subject to the applicable Award Agreement and the provisions below, any Option held by such Participant at such time shall remain exercisable in full at any time, and in part from time to time, for a period of 60 days after the Cessation Date (subject to any longer period set out in the applicable Award Agreement, which period shall not, in any event, exceed 12 months from the Participant ceasing to be a Director) or prior to the expiration of the Option in respect of the Option, whichever is sooner, and then only to the extent that such Participant was entitled to exercise the Option as of the Cessation Date. Where, in the case of Directors, a Participant becomes afflicted by a disability, all Options granted to the Participant under this Plan will continue to vest in accordance with the terms of such Options, provided that if a Participant ceases to be a Director due to Disability, subject to the applicable Award Agreement, any Option held by such Participant shall remain exercisable for a period of 120 days after the Cessation Date (subject to any longer period set out in the applicable Award Agreement, which period shall not, in any event, exceed 12 months from the Cessation Date) or prior to the expiration of the option period in respect of the Option, whichever is sooner, and then only to the extent that such Participant was entitled to exercise the Option as of the Cessation Date.

(x)	NET EXERCISE. In lieu of the exercise price of each Share underlying an Option being paid in cash, the Option may be exercised, at the discretion of the Option holder and only with the written permission of the Board and as permitted by the policies of the Exchange, by a “Net Exercise”, whereby the Option holder will receive only the number of Shares underlying the Option that is equal to the quotient obtained by dividing:

A.	the product of the number of Options being exercised multiplied by the difference between the VWAP of the underlying Shares and the exercise price of the subject Options by

B.	the VWAP of the underlying Shares.

In the event of a Net Exercise, the number of Options exercised, surrendered or converted, and not the number of Shares actually issued, must be included in calculating the limits set forth in Section 4 of the Plan, and must otherwise comply with the rules of the Exchange.

(xi)	CASHLESS EXERCISE. In lieu of the exercise price of each Share underlying an Option being paid in cash, the Option may be exercised, except Options granted to persons performing Investor Relations Activities, at the discretion of the Option holder and only with the written permission of the Board and as permitted by the policies of the Exchange, by a “Cashless Exercise” whereby the Option holder will may elect for a broker-assisted cashless exercise and shall receive:

A.	an amount in cash equal to the cash proceeds realized upon the sale in the capital markets of the Shares underlying the Option (or portion thereof being exercised) by a securities dealer designated by the Company, less the aggregate exercise price, any applicable withholding taxes, and any transfer costs charged by the securities dealer to sell the Shares;

B.	an aggregate number of Shares that is equal to the number of Shares underlying the Option (or portion thereof being exercised) minus the number of Shares sold in the capital markets by a securities dealer designated by the Company as required to realize cash proceeds equal to the aggregate exercise price, any applicable withholding taxes and any transfer costs charged by the securities dealer to sell the Shares; or

C.	a combination of Section 5(d)(xi)(A) and 5(d)(xi)(B).

In the event of a Cashless Exercise, the number of Options exercised, surrendered or converted, and not the number of Shares actually issued, must be included in calculating the limits set forth in Section 4 of the Plan, and must otherwise comply with the rules of the Exchange.

(xii)	SURRENDER OF OPTION FOR CASH. In lieu of the exercise price of each Share underlying an Option being paid in cash, an Option holder may elect to surrender for cancellation, unexercised, any vested Option that is otherwise then exercisable and, in consideration for such surrender for cancellation, to receive a cash payment in an amount equal to the positive difference, if any, obtained by subtracting the aggregate Exercise Price of the surrendered Option from the then current Fair Market Value of the Shares subject to the surrendered Option, less Applicable Withholding Taxes. The Board has the sole discretion to consent to or disapprove of the election of the Option holder to surrender any vested Option pursuant to this Section 5(d)(xii). If the Board disapproves of the election, the Option holder may (i) exercise the Option under this Section 5(d), or (ii) retract the request to surrender such Option and retain the Option. If the Board consents to the election, the Company shall make the cash payment to the Option holder in respect of the surrendered Option within 30 days. Any cash payment in accordance with this Section 5(d)(xii) shall be payable in Canadian dollars, unless otherwise agreed by the Board and the Option holder.

(e)	GENERAL TERMS APPLICABLE TO AWARDS

(i)	FORFEITURE EVENTS. The Board will specify in an Award Agreement at the time of the Award that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain specified events, in addition to any otherwise applicable vesting or performance conditions of an Award. Such events shall include, but shall not be limited to, termination of employment for cause, violation of material Company policies, fraud, breach of noncompetition, confidentiality or other restrictive covenants that may apply to the Participant or other conduct by the Participant that is detrimental to the business or reputation of the Company.

(ii)	AWARDS MAY BE GRANTED SEPARATELY OR TOGETHER. Without limiting Section (5)(e), Awards may, in the discretion of the Board, be granted either alone or in addition to, in tandem with, or in substitution for any other Award or any award granted under any other Security-Based Compensation Arrangement of the Company or any Subsidiary. Awards granted in addition to or in tandem with other Awards, or in addition to or in tandem with awards granted under any other Security-Based Compensation Arrangement of the Company or any Subsidiary, may be granted either at the same time as or at a different time from the grant of such other Awards or awards.

(iii)	NON-TRANSFERABILITY OF AWARDS. No Award and no right under any such Award, shall be assignable, alienable, saleable, or transferable by a Participant otherwise than by will or by the laws of descent and distribution. No Award and no right under any such Award, may be pledged, alienated, attached, or otherwise encumbered, and any purported pledge, alienation, attachment, or encumbrance thereof shall be void and unenforceable against the Company. The Company does not intend to make Awards assignable or transferrable, except where required by law or in certain estate proceedings described herein.

(iv)	CONDITIONS AND RESTRICTIONS UPON SECURITIES SUBJECT TO AWARDS. The Board may provide that the Shares issued under an Award shall be subject to such further agreements, restrictions, conditions or limitations as the Board in its sole discretion may specify, including without limitation, conditions on vesting or transferability and forfeiture or repurchase provisions or provisions on payment of taxes arising in connection with an Award. Without limiting the foregoing, such restrictions may address the timing and manner of any resales by the Participant or other subsequent transfers by the Participant of any Shares issued under an Award, including without limitation: (A) restrictions under an insider trading policy or pursuant to applicable law; (B) restrictions designed to delay and/or coordinate the timing and manner of sales by Participant and holders of other Security-Based Compensation Arrangements; (C) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and (D) provisions requiring Shares to be sold on the open market or to the Company in order to satisfy tax withholding or other obligations.

(v)	SHARE CERTIFICATES. All Shares delivered under this Plan pursuant to any Award shall be subject to such stop transfer orders and other restrictions as the Board may deem advisable under this Plan or the rules, regulations, and other requirements of any securities commission, the Exchange, and any applicable securities legislation, regulations, rules, policies or orders, and the Board may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

(vi)	CONFORMITY TO PLAN. In the event that an Award is granted which does not conform in all particulars with the provisions of this Plan, or purports to grant an Award on terms different from those set out in this Plan, the Award shall not be in any way void or invalidated, but the Award shall be adjusted by the Board to become, in all respects, in conformity with this Plan.

(vii)	DIVDEND EQUIVALENTS. At the discretion of the Board, each RSU, DSU and PSU (representing one Share) may be credited with cash and stock dividends paid by the Company in respect of one Share ("Dividend Equivalents"). Dividend Equivalents will be deemed re-invested in additional RSUs, DSUs, or PSUs, as the case may be, based on the Fair Market Value of a Share on the applicable dividend payment date and rounded down to the nearest whole share.

(viii)	ACCELERATION. The Board may elect, at any time, to accelerate the vesting schedule of one or more Awards, including, without limitation, on a Triggering Event, and such acceleration will not be considered to be an amendment to the Award in question requiring the consent of the Participant under Section 6(c) of this Plan.

(f)	GENERAL TERMS APPLICABLE TO PERFORMANCE-BASED AWARDS

(i)	PERFORMANCE EVALUATION; ADJUSTMENT OF GOALS. At the time that a Performance-Based Award is first issued, the Board, in the Award Agreement or in another written document, may specify whether performance will be evaluated including or excluding the effect of any of the following events that occur during the Performance Cycle or Restriction Period, as the case may be: (A) judgments entered or settlements reached in litigation; (B) the write down of assets; (C) the impact of any reorganization or restructuring; (D) the impact of changes in tax laws, accounting principles, regulatory actions or other laws affecting reported results; (E) extraordinary non-recurring items as may be described in the Company's management's discussion and analysis of financial condition and results of operations for the applicable financial year; (F) the impact of any mergers, acquisitions, spin-offs or other divestitures; and (G) foreign exchange gains and losses.

(ii)	ADJUSTMENT OF PERFORMANCE-BASED AWARDS. The Board shall have the sole discretion to adjust the determinations of the degree of attainment of the pre-established Performance Criteria or restrictions, as the case may be, as may be set out in the applicable Award Agreement governing the relevant Performance-Based Award. Notwithstanding any provision herein to the contrary, the Board may not make any adjustment or take any other action with respect to any Performance-Based Award that will increase the amount payable under any such Award. The Board shall retain the sole discretion to adjust Performance-Based Awards downward or to otherwise reduce the amount payable with respect to any Performance-Based Award.

SECTION 6.	AMENDMENT AND TERMINATION

(a)	SHAREHOLDER APPROVAL OF PLAN. This Plan is subject to the approval of a majority of votes cast at a meeting of Shareholders upon adoption of the Plan and thereafter as required by the policies of the Exchange. Any Awards granted under this Plan prior to receipt of shareholder approval will not be exercisable or binding on the Company unless and until such approvals are obtained.

(b)	AMENDMENTS AND TERMINATION OF THIS PLAN AND AWARDS. The Board at any time, and from time to time, may amend or suspend any provision of an Award or the Plan, or terminate the Plan, subject to those provisions of Applicable Laws (including, without limitation, the rules, regulations and policies of the Exchange), if any, that require the approval of security holders or any governmental or regulatory body regardless of whether any such amendment or suspension is material, fundamental or otherwise, and notwithstanding any rule of common law or equity to the contrary.

(c)	AMENDMENTS WITHOUT SECURITY HOLDER APPROVAL. Without limiting the generality of the foregoing, the Board may make the following types of amendments to this Plan or any Awards without seeking security holder approval:

(i)	amendments of a "housekeeping" or administrative nature, including any amendment for the purpose of curing any ambiguity, error or omission in this Plan, or to correct or supplement any provision of this Plan that is inconsistent with any other provision of this Plan;

(ii)	amendments necessary to comply with the provisions of applicable law (including, without limitation, the rules, regulations and policies of the Exchange);

(iii)	amendments necessary for Awards to qualify for favourable treatment under applicable tax laws;

(iv)	amendments to the vesting provisions of this Plan or any Award;

(v)	amendments to include or modify a cashless exercise feature, payable in cash or Shares, which provides for a full deduction of the number of underlying Shares from the Plan maximum;

(vi)	amendments to the termination or early termination provisions of this Plan or any Award, whether or not such Award is held by an Insider, provided such amendment does not entail an extension beyond the original expiry date of the Award; and

(vii)	amendments necessary to suspend or terminate this Plan.

(d)	AMENDMENTS REQUIRING SECURITY HOLDER APPROVAL. Security holder approval will be required for the following types of amendments:

(i)	any amendment to increase the maximum number of Shares issuable under this Plan, other than pursuant to Section 4(c);

(ii)	any amendment to this Plan that increases the length of the period after a Blackout Period during which Options may be exercised;

(iii)	any amendment that would result in the Exercise Price for any Option granted under this Plan being lower than the Fair Market Value at the Grant Date of the Option;

(iv)	any amendment to remove, exceed or increase any limit on Awards to non-employee Directors;

(v)	any amendment to remove or to exceed the Insider participation limit set out in Section 4(a)(iii);

(vi)	any amendment that reduces the Exercise Price of an Option or permits the cancellation and reissuance of an Option or other entitlement, in each case, other than pursuant to Section 4(c);

(vii)	any amendment extending the term of an Option beyond the original expiry date, except as provided in Section 5(d)(v);

(viii)	any amendment to the amendment provisions;

(ix)	any amendment that would allow for the transfer or assignment of Awards under this Plan, other than for normal estate settlement purposes; and

(x)	amendments required to be approved by security holders under applicable law (including the rules, regulations and policies of the Exchange).

(e)	NO IMPAIRMENT OF RIGHTS. Except as expressly set forth herein or as required pursuant to Applicable Laws, no action of the Board or security holders may materially adversely alter or impair the rights of a Participant under any Award previously granted to the Participant unless (a) the Company requests the consent of the Participant and (b) the Participant consents in writing.

SECTION 7.	GENERAL PROVISIONS

(a)	NO RIGHTS TO AWARDS. No Director, Key Employee, Consultant or other Person shall have any claim to be granted any Award under this Plan, or, having been selected to receive an Award under this Plan, to be selected to receive a future Award, and further there is no obligation for uniformity of treatment of Directors, Key Employees, Consultant or holders or beneficiaries of Awards under this Plan. The terms and conditions of Awards need not be the same with respect to each recipient.

(b)	WITHHOLDING. The Company shall be authorized to withhold from any Award granted or any payment due or transfer made under any Award or under this Plan the amount (in cash, Shares, other securities, or other Awards) of withholding taxes due in respect of an Award, its exercise, or any payment or transfer under such Award or under this Plan and to take such other action as may be necessary in the opinion of the Company to satisfy statutory withholding obligations for the payment of such taxes. Without in any way limiting the generality of the foregoing, whenever cash is to be paid on the redemption, exercise or vesting of an Award, the Company shall have the right to deduct from all cash payments made to a Participant any taxes required by law to be withheld with respect to such payments. Whenever Shares are to be delivered on the redemption, exercise or vesting of an Award, the Company shall have the right to deduct from any other amounts payable to the Participant any taxes required by law to be withheld with respect to such delivery of Shares, or if any payment due to the Participant is not sufficient to satisfy the withholding obligation, to require the Participant to remit to the Company in cash an amount sufficient to satisfy any taxes required by law to be withheld. At the sole discretion of the Board, a Participant may be permitted to satisfy the foregoing requirement by:

(i)	electing to have the Company withhold from delivery Shares having a value equal to the amount of tax required to be withheld, or

(ii)	delivering (on a form prescribed by the Company) an irrevocable direction to a securities broker approved by the Company to sell all or a portion of the Shares and to deliver to the Company from the sales proceeds an amount sufficient to pay the required withholding taxes.

(c)	NO LIMIT ON OTHER SECURITY-BASED COMPENSATION ARRANGEMENTS. Nothing contained in this Plan shall prevent the Company or a Subsidiary from adopting or continuing in effect other Security-Based Compensation Arrangements, and such arrangements may be either generally applicable or applicable only in specific cases.

(d)	NO RIGHT TO EMPLOYMENT. The grant of an Award shall not constitute an employment contract nor be construed as giving a Participant the right to be retained in the employ of the Company. Further, the Company may at any time dismiss a Participant from employment, free from any liability, or any claim under this Plan, unless otherwise expressly provided in this Plan or in any Award Agreement.

(e)	NO RIGHT AS SHAREHOLDER. Neither the Participant nor any representatives of a Participant's estate shall have any rights whatsoever as Shareholders in respect of any Shares covered by such Participant's Award, until the date of issuance of a share certificate to such Participant or representatives of a Participant's estate for such Shares.

(f)	GOVERNING LAW. This Plan and all of the rights and obligations arising herefrom shall be interpreted and applied in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(g)	SEVERABILITY. If any provision of this Plan or any Award is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction, or as to any Person or Award, or would disqualify this Plan or any Award under any law deemed applicable by the Board, such provision shall be construed or deemed amended to conform to applicable laws, or if it cannot be so construed or deemed amended without, in the determination of the Board, materially altering the intent of this Plan or the Award, such provision shall be stricken as to such jurisdiction, Person, or Award, and the remainder of this Plan and any such Award shall remain in full force and effect.

(h)	NO TRUST OR FUND CREATED. Neither this Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company and a Participant or any other Person. To the extent that any Person acquires a right to receive payments from the Company pursuant to an Award, such right shall be no greater than the right of any unsecured creditor of the Company.

(i)	NO FRACTIONAL SHARES. No fractional Shares shall be issued or delivered pursuant to this Plan or any Award, and the Board shall determine whether cash, or other securities shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be cancelled, terminated, or otherwise eliminated.

(j)	HEADINGS. Headings are given to the Sections and subsections of this Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of this Plan or any provision thereof.

(k)	NO REPRESENTATION OR WARRANTY. The Company makes no representation or warranty as to the value of any Award granted pursuant to this Plan or as to the future value of any Shares issued pursuant to any Award.

(l)	NO REPRESENTATIONS OR COVENANTS WITH RESPECT TO TAX QUALIFICATION. Although the Company may, in its discretion, endeavor to (i) qualify an Award for favourable tax treatment or (ii) avoid adverse tax treatment, the Company makes no representation to that effect and expressly disavows any covenant to maintain favorable or avoid unfavorable tax treatment. The Company shall be unconstrained in its corporate activities without regard to the potential negative tax impact on holders of Awards under this Plan.

(m)	CONFLICT WITH AWARD AGREEMENT. In the event of any inconsistency or conflict between the provisions of this Plan and an Award Agreement, the provisions of this Plan shall govern for all purposes.

(n)	COMPLIANCE WITH LAWS. The granting of Awards and the issuance of Shares under this Plan shall be subject to all applicable laws, rules, and regulations, and to such approvals by any governmental agencies or stock exchanges on which the Company is listed as may be required. The Company shall have no obligation to issue or deliver evidence of title for Shares issued under this Plan prior to:

(i)	obtaining any approvals from governmental agencies that the Company determines are necessary or advisable; and

(ii)	completion of any registration or other qualification of the Shares under any applicable national or foreign law or ruling of any governmental body that the Company determines to be necessary or advisable or at a time when any such registration or qualification is not current, has been suspended or otherwise has ceased to be effective.

The inability or impracticability of the Company to obtain or maintain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

(o)	EQUITY PLAN MANAGEMENT PORTAL. Any Awards granted or issued under this Plan shall be permitted to be exercisable through a platform, system, portal or such other program that permits the exercise of Awards that the Company may adopt from time to time, to the extent that such a platform, system, portal or program is made available by the Company to Participants.

SECTION 8.	EFFECTIVE DATE OF THIS PLAN

This Plan shall become effective upon the date (the "Effective Date") of approval by the Shareholders of the Company given by affirmative vote of the majority of the Shares represented at the meeting of the Shareholders of the Company at which motion to approve the Plan is presented.

SECTION 9.	TERM OF THIS PLAN

This Plan shall continue in full force and effect unless terminated as provided in Section 6 hereof, or if any approvals required by the Exchange are not obtained on the terms and conditions required thereby.

SCHEDULE “A”

RESTRICTED SHARE UNIT

AWARD AGREEMENT

Bitfarms Ltd. (the “Company”) has awarded Restricted Share Units (“RSUs”) to the Participant named below pursuant to the Company’s Long-Term Performance Incentive Plan (“LTIP”).

The Company hereby confirms that on

** (the “Grant Date”)

** (the “Participant”) is an Eligible Person and was awarded

** RSUs of the Company.

The RSUs vest 1/3 on the 1st anniversary of the Grant Date and 1/3 on each of the 2nd and 3rd anniversary dates of the Date, respectively, all on the terms set out in, and in accordance with, the LTIP.

The RSUs granted to a Participant will be credited, as of the Grant Date, to a notional account in the name of the Participant that is maintained on the corporate accounting records of the Company in respect of the Participant’s participation in the LTIP.

Each RSU shall, contingent upon vesting provisions, represent one common share of the Company. The Company will issue from treasury to the Participant that number of common shares equal to the number of RSUs credited to the Participant’s account that become payable on the vesting date.

As of the Vesting Date, the RSUs in respect of which such common shares are to be issued shall be cancelled and no further payments shall be made to the Participant under the LTIP in relation to the RSUs.

This agreement and the RSUs evidenced hereby are not assignable, transferable, or negotiable and are subject to the detailed terms and conditions contained in the LTIP. This RSU Award Agreement is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the LTIP and the records of the Company shall prevail.

BITFARMS LTD.

By:

Authorized Signatory

I, [name of Participant] hereby confirm that I am an Eligible Person as defined under the LTIP and accept the award of RSUs

[name]

SCHEDULE “B”

PERFORMANCE SHARE UNIT

AWARD AGREEMENT

Bitfarms Ltd. (the “Company”) has awarded Performance Share Units (“PSUs”) to the Participant named below pursuant to the Company’s Long-Term Performance Incentive Plan (“LTIP”).

The Company hereby confirms that on

** (the “Grant Date”)

** (the “Participant”) is an Eligible Person and was awarded

** PSUs of the Company.

The PSUs shall vest upon the attainment of the following criteria (the “Performance Criteria”) prior to ** (the “Performance Cycle”): ***

all on the terms set out in, and in accordance with, the LTIP.

The PSUs granted to a Participant will be credited, as of the Grant Date, to a notional account in the name of the Participant that is maintained on the corporate accounting records of the Company in respect of the Participant’s participation in the LTIP.

Contingent upon the attainment of the Performance Criteria within the Performance Cycle, each PSU shall represent one common share of the Company. On satisfaction of the Performance Criteria and after that date that is determined by the Board that the Performance Criteria has been satisfied (the “Determination Date”), the Company will issue from treasury to the Participant that number of common shares equal to that number of PSUs credited to the Participant’s account that have become vested.

Following the vesting of the PSUs and issuance of common shares in respect thereof, the PSUs shall be cancelled and no further payments shall be made to the Participant under the LTIP in relation to those PSUs.

This agreement and the PSUs evidenced hereby are not assignable, transferable, or negotiable and are subject to the detailed terms and conditions contained in the LTIP. This PSU Award Agreement is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the LTIP and the records of the Company shall prevail.

BITFARMS LTD.

By:

Authorized Signatory

I, [name of Participant] hereby confirm that I am an Eligible Person as defined under the LTIP and accept the award of PSUs

[name]

SCHEDULE “C”

DEFERRED SHARE UNIT

AWARD AGREEMENT

Bitfarms Ltd. (the “Company”) has awarded Deferred Share Units (“DSUs”) to the Participant named below pursuant to the Company’s Long-Term Performance Incentive Plan (“LTIP”).

The Company hereby confirms that on

** (the “Grant Date”)

** (the “Participant”) is an Eligible Person and was awarded

** DSUs of the Company.

In accordance with the terms of the Company’s LTIP, the DSUs will be credited to your account and will be paid out at the time and in the manner specified in the LTIP.

This agreement and the DSUs evidenced hereby are not assignable, transferable, or negotiable and are subject to the detailed terms and conditions contained in the LTIP. This DSU Award Agreement is issued for convenience only and in the case of any dispute with regard to any matter in respect hereof, the provisions of the LTIP and the records of the Company shall prevail.

BITFARMS LTD.

By:

Authorized Signatory

I, [name of Participant] hereby confirm that I am an Eligible Person as defined under the LTIP and accept the award of DSUs

[name]